Baru Inc. (the “Company”) a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Unaudited

Finaloop

Balance Sheet Report - Baru

From January 1st, 2024 to December 31st, 2024

	Jan 31, 2024	Feb 29, 2024	Mar 31, 2024	Apr 30, 2024	May 31, 2024	Jun 30, 2024	Jul 31, 2024	Aug 31, 2024	Sep 30, 2024	Oct 31, 2024	Nov 30, 2024	Dec 31, 2024
Assets												
Current Assets												
Bank accounts												
Checking - Chase - BUS COMPLETE CHK 3190	$ 226.47	$ 85.33	$ 33.35	$ 25,815.89	$ 2,924.24	$ 2.92	$ 3,805.24	$ 210.38	$ 63.59	$ 5,048.59	$ 5,048.59	$ 5,048.59
Money in transit	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 507.82	$ 0	$ 1,000.00	$ 0	$ 0	$ 0
Checking - Brex - Primary business account 3815	$ 0	$ 0	$ 241.94	$ 3,000.94	$ 2,009.77	$ 19.54	$ 5,023.95	$ 3,180.57	$ 240.53	$ 25,597.22	$ 20,367.68	$ 5,097.09
Checking - Mercury - Mercury Checking 4515	$ 0	$ 0	$ 1.00	$ 5,228.54	$ 29,387.36	$ 203.26	$ 197.26	$ 1,621.26	$ 2,147.00	$ 897.00	$ 23,824.92	$ 210.87
Savings - Mercury - Mercury Savings 3229	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 3,000.00
Total Bank accounts	**$ 226.47**	**$ 85.33**	**$ 276.29**	**$ 34,045.37**	**$ 34,321.37**	**$ 225.72**	**$ 9,534.27**	**$ 5,012.21**	**$ 3,451.12**	**$ 31,542.81**	**$ 49,241.19**	**$ 13,356.55**
Accounts receivable (A/R)												
Accounts receivable (A/R) - Retail	$ 0	$ 0	$ 0	$ (43,209.63)	$ (43,209.63)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Accounts receivable (A/R) - Wholesale	$ 0	$ 0	$ 0	$ (6,436.86)	$ (26,614.43)	$ 624.00	$ 1,839.00	$ 0	$ 0	$ 0	$ 0	$ 0
Total Accounts receivable (A/R)	**$ 0**	**$ 0**	**$ 0**	**$ (49,646.49)**	**$ (69,824.06)**	**$ 624.00**	**$ 1,839.00**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Inventory												
Inventory	$ 0	$ 0	$ 6.55	$ 6.55	$ 6.53	$ 6.53	$ 52.83	$ 0	$ 0	$ 1.33	$ 1.33	$ 0
Total Inventory	**$ 0**	**$ 0**	**$ 6.55**	**$ 6.55**	**$ 6.53**	**$ 6.53**	**$ 52.83**	**$ 0**	**$ 0**	**$ 1.33**	**$ 1.33**	**$ 0**
Loan to a related party												
Due to/from owner - non-interest balance - Tino Go	$ (1.11)	$ (1.11)	$ (1.11)	$ (1.11)	$ (1.11)	$ (1.11)	$ (1.11)	$ (1.11)	$ 62.31	$ 244.23	$ 234.78	$ 223.40
Total Loan to a related party	**$ (1.11)**	**$ (1.11)**	**$ (1.11)**	**$ (1.11)**	**$ (1.11)**	**$ (1.11)**	**$ (1.11)**	**$ (1.11)**	**$ 62.31**	**$ 244.23**	**$ 234.78**	**$ 223.40**
Total Current Assets	**$ 225.36**	**$ 84.22**	**$ 281.73**	**$ (15,595.68)**	**$ (35,497.27)**	**$ 855.14**	**$ 11,424.99**	**$ 5,011.10**	**$ 3,513.43**	**$ 31,788.37**	**$ 49,477.30**	**$ 13,579.95**
Long Term Assets												
Net intangible assets												
Other intangible assets	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00
Other intangible assets - amortization	$ (171.21)	$ (178.65)	$ (186.09)	$ (193.53)	$ (200.97)	$ (208.41)	$ (215.85)	$ (223.29)	$ (230.73)	$ (238.17)	$ (245.61)	$ (253.10)
Total Net intangible assets	**$ 1,168.79**	**$ 1,161.35**	**$ 1,153.91**	**$ 1,146.47**	**$ 1,139.03**	**$ 1,131.59**	**$ 1,124.15**	**$ 1,116.71**	**$ 1,109.27**	**$ 1,101.83**	**$ 1,094.39**	**$ 1,086.90**
Total Long Term Assets	**$ 1,168.79**	**$ 1,161.35**	**$ 1,153.91**	**$ 1,146.47**	**$ 1,139.03**	**$ 1,131.59**	**$ 1,124.15**	**$ 1,116.71**	**$ 1,109.27**	**$ 1,101.83**	**$ 1,094.39**	**$ 1,086.90**
Total Assets	**$ 1,394.15**	**$ 1,245.57**	**$ 1,435.64**	**$ (14,449.21)**	**$ (34,358.24)**	**$ 1,986.73**	**$ 12,549.14**	**$ 6,127.81**	**$ 4,622.70**	**$ 32,890.20**	**$ 50,571.69**	**$ 14,666.85**
Liabilities & Equity												
Liabilities												
Current Liabilities												
Credit cards												
Credit card - Brex - Brex Card Account	$ (8.43)	$ (1,565.69)	$ (611.93)	$ (1,577.34)	$ (856.27)	$ (147.87)	$ 761.80	$ 0	$ 216.40	$ 228.74	$ 515.18	$ 39.99
Total Credit cards	**$ (8.43)**	**$ (1,565.69)**	**$ (611.93)**	**$ (1,577.34)**	**$ (856.27)**	**$ (147.87)**	**$ 761.80**	**$ 0**	**$ 216.40**	**$ 228.74**	**$ 515.18**	**$ 39.99**
Accounts payable (A/P)												
Inventory vendors - bills	$ 0	$ 0	$ 0	$ (867.27)	$ (12,570.01)	$ 3,035.00	$ 3,659.00	$ 8,091.00	$ 9,091.00	$ 8,841.00	$ 8,091.00	$ 6,432.00
Operational vendors - bills	$ 65,815.53	$ 60,815.53	$ 63,213.13	$ 37,691.97	$ 40,191.97	$ 40,691.97	$ 38,691.97	$ 40,241.97	$ 40,241.97	$ 51,720.16	$ 50,963.62	$ 57,525.33
Operational vendors - bills INR	$ 3,783.74	$ 4,176.11	$ 4,316.01	$ 3,208.91	$ 3,453.60	$ 3,591.02	$ 3,795.62	$ 4,817.99	$ 5,000.10	$ 2,520.45	$ 2,555.54	$ 2,542.11
Total Accounts payable (A/P)	**$ 69,599.27**	**$ 64,991.64**	**$ 67,529.14**	**$ 40,033.61**	**$ 31,075.56**	**$ 47,317.99**	**$ 46,146.59**	**$ 53,150.96**	**$ 54,333.07**	**$ 63,081.61**	**$ 61,610.16**	**$ 66,499.44**
Deferred revenue												
Gift card liability - Shopify - dimensionally-yours	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00
Total Deferred revenue	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**
Loans												
Accrued interest payable - Kamran Aslanpour	$ 1,235.31	$ 1,274.75	$ 1,316.91	$ 1,357.71	$ 1,399.97	$ 1,441.07	$ 1,483.54	$ 1,526.01	$ 1,567.11	$ 1,609.58	$ 1,650.68	$ 1,693.15
Accrued interest payable - Soo Lee Davis	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38	$ 5,390.38
Loan payable - Kamran Aslanpour	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
Loan payable - Soo Lee Davis	$ 38,659.56	$ 38,659.56	$ 38,659.56	$ 37,159.56	$ 37,159.56	$ 37,159.56	$ 37,159.56	$ 37,159.56	$ 37,159.56	$ 37,159.56	$ 35,159.56	$ 35,159.56
Loan payable - JobsOhio	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
Total Loans	**$ 55,285.25**	**$ 55,324.69**	**$ 55,366.85**	**$ 53,907.65**	**$ 53,949.91**	**$ 53,991.01**	**$ 79,033.48**	**$ 79,075.95**	**$ 79,117.05**	**$ 79,159.52**	**$ 77,200.62**	**$ 77,243.09**
Loan from a related party												
Related party accrued interest payable - Augustine Go (Vendor)	$ 1,796.21	$ 1,930.77	$ 2,074.61	$ 2,213.81	$ 2,357.65	$ 2,496.85	$ 2,640.92	$ 2,785.07	$ 2,924.57	$ 3,068.72	$ 3,208.22	$ 3,352.37
Related party loan payable - Augustine Go (Vendor)	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00
Total Loan from a related party	**$ 21,796.21**	**$ 21,930.77**	**$ 22,074.61**	**$ 22,213.81**	**$ 22,357.65**	**$ 22,496.85**	**$ 22,640.92**	**$ 22,785.07**	**$ 22,924.57**	**$ 23,068.72**	**$ 23,208.22**	**$ 23,352.37**
Tax liabilities												
Franchise tax liability	$ 450.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Sales tax liability	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 2,766.83	$ 4,520.75	$ 6,304.67
Total Tax liabilities	**$ 3,216.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 2,766.83**	**$ 4,520.75**	**$ 6,304.67**
Other current liabilities												
Platform payable - Bill.com	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (134.51)
Total Other current liabilities	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (134.51)**
Total Current Liabilities	**$ 150,989.13**	**$ 144,548.24**	**$ 148,225.50**	**$ 118,444.56**	**$ 110,393.68**	**$ 127,524.81**	**$ 152,449.62**	**$ 158,878.81**	**$ 160,457.92**	**$ 169,405.42**	**$ 168,154.93**	**$ 174,405.05**
Long Term Liabilities												
Long-term loan												
CLA - Sitrova Innovation	$ 0	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00	$ 8,000.00
Long-term accrued interest payable - Sitrova Innovation	$ 0	$ 49.05	$ 150.42	$ 248.52	$ 350.13	$ 448.53	$ 550.21	$ 651.89	$ 750.29	$ 851.97	$ 950.37	$ 1,052.05
CLA - Scott Trainum	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 40,000.00	$ 40,000.00	$ 40,000.00
Long-term accrued interest payable - Scott Trainum	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 121.10	$ 380.60	$ 648.77
Total Long-term loan	**$ 0**	**$ 8,049.05**	**$ 8,150.42**	**$ 8,248.52**	**$ 8,350.13**	**$ 8,448.53**	**$ 8,550.21**	**$ 8,651.89**	**$ 8,750.29**	**$ 48,973.07**	**$ 49,330.97**	**$ 49,700.82**
Total Long Term Liabilities	**$ 0**	**$ 8,049.05**	**$ 8,150.42**	**$ 8,248.52**	**$ 8,350.13**	**$ 8,448.53**	**$ 8,550.21**	**$ 8,651.89**	**$ 8,750.29**	**$ 48,973.07**	**$ 49,330.97**	**$ 49,700.82**

Total Liabilities	**$ 150,989.13**	**$ 152,597.29**	**$ 156,375.92**	**$ 126,693.08**	**$ 118,743.81**	**$ 135,973.34**	**$ 160,999.83**	**$ 167,530.70**	**$ 169,208.21**	**$ 218,378.49**	**$ 217,485.90**	**$ 224,105.87**
Equity												
Capital												
SAFE - ARAM SARKISSIAN	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00
SAFE - David Rodems	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00
SAFE - Ellen Phillips (Loop Apts LLC)	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - INNOVATION FUND AMERICA	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - issuance costs	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)
SAFE - Ivan AU	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00
SAFE - James V Funnaro	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - John Davidson	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00
SAFE - John Dean	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00
SAFE - Julius D'Souza	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00
SAFE - Lyric Turner	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - NEOSVF Investments	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - Scott Kallick	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - Sitrova Innovation	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00	$ 18,500.00
SAFE - Srinath Murthy	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - The Murthy Family Trust	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - Wefunder	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00
Additional paid-in capital - Tino Go	$ 0	$ 0	$ 0	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00
SAFE - Marleen Vogelaar	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 10,000.00	$ 10,000.00
Total Capital	**$ 471,023.84**	**$ 471,023.84**	**$ 471,023.84**	**$ 501,023.84**	**$ 501,023.84**	**$ 501,023.84**	**$ 501,023.84**	**$ 501,023.84**	**$ 501,023.84**	**$ 501,023.84**	**$ 511,023.84**	**$ 511,023.84**
Retained earnings	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)	$ (588,838.95)
Current Year Net Profit	$ (31,779.87)	$ (33,536.61)	$ (37,125.17)	$ (53,327.18)	$ (65,286.94)	$ (46,171.50)	$ (60,635.58)	$ (73,587.78)	$ (76,770.40)	$ (97,673.18)	$ (89,099.10)	$ (131,623.91)
Total Equity	**$ (149,594.98)**	**$ (151,351.72)**	**$ (154,940.28)**	**$ (141,142.29)**	**$ (153,102.05)**	**$ (133,986.61)**	**$ (148,450.69)**	**$ (161,402.89)**	**$ (164,585.51)**	**$ (185,488.29)**	**$ (166,914.21)**	**$ (209,439.02)**
Total Liabilities & Equity	**$ 1,394.15**	**$ 1,245.57**	**$ 1,435.64**	**$ (14,449.21)**	**$ (34,358.24)**	**$ 1,986.73**	**$ 12,549.14**	**$ 6,127.81**	**$ 4,622.70**	**$ 32,890.20**	**$ 50,571.69**	**$ 14,666.85**

Generated on 03/26/2025 at 9:28 PM

Finaloop

Balance Sheet Report - Baru

From December 31st, 2022 to December 31st, 2023

	Dec 31, 2022	Jan 31, 2023	Feb 28, 2023	Mar 31, 2023	Apr 30, 2023	May 31, 2023	Jun 30, 2023	Jul 31, 2023	Aug 31, 2023	Sep 30, 2023	Oct 31, 2023	Nov 30, 2023	Dec 31, 2023
Assets													
Current Assets													
Bank accounts													
Checking - First Republic - Corporate Online - BARU INC. 3190	$ 149.54	$ 2,918.25	$ 956.47	$ 270.06	$ 39.56	$ 3,486.27	$ 538.58	$ 784.49	$ 788.08	$ 588.08	$ 114.98	$ 755.76	$ 255.76
Money in transit	$ 0	$ 0	$ 1,500.00	$ 0	$ 0	$ 2,000.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Bank accounts	**$ 149.54**	**$ 2,918.25**	**$ 2,456.47**	**$ 270.06**	**$ 39.56**	**$ 5,486.27**	**$ 538.58**	**$ 784.49**	**$ 788.08**	**$ 588.08**	**$ 114.98**	**$ 755.76**	**$ 255.76**
Undeposited funds (UDF)													
Undeposited funds - Shop Pay - dimensionally-yours	$ 1,852.91	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Undeposited funds (UDF)	**$ 1,852.91**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Inventory													
Inventory	$ 32,370.37	$ 34,372.86	$ 35,004.73	$ (276.84)	$ (511.33)	$ (511.33)	$ (372.08)	$ (372.08)	$ (213.13)	$ (292.60)	$ 0	$ 0	$ 0
Total Inventory	**$ 32,370.37**	**$ 34,372.86**	**$ 35,004.73**	**$ (276.84)**	**$ (511.33)**	**$ (511.33)**	**$ (372.08)**	**$ (372.08)**	**$ (213.13)**	**$ (292.60)**	**$ 0**	**$ 0**	**$ 0**
Loan to a related party													
Due-to-from owner - Tino Go	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (0.32)	$ (0.86)	$ (1.11)	$ (1.11)
Total Loan to a related party	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (0.32)**	**$ (0.86)**	**$ (1.11)**	**$ (1.11)**
Total Current Assets	**$ 34,372.82**	**$ 37,291.11**	**$ 37,461.20**	**$ (6.78)**	**$ (471.77)**	**$ 4,974.94**	**$ 166.50**	**$ 412.41**	**$ 574.95**	**$ 295.16**	**$ 114.12**	**$ 754.65**	**$ 254.65**
Long Term Assets													
Net intangible assets													
Other intangible assets	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00	$ 1,340.00
Other intangible assets - amortization	$ (74.44)	$ (81.88)	$ (89.32)	$ (96.76)	$ (104.20)	$ (111.64)	$ (119.08)	$ (126.52)	$ (133.96)	$ (141.40)	$ (148.84)	$ (156.28)	$ (163.77)
Total Net intangible assets	**$ 1,265.56**	**$ 1,258.12**	**$ 1,250.68**	**$ 1,243.24**	**$ 1,235.80**	**$ 1,228.36**	**$ 1,220.92**	**$ 1,213.48**	**$ 1,206.04**	**$ 1,198.60**	**$ 1,191.16**	**$ 1,183.72**	**$ 1,176.23**
Total Long Term Assets	**$ 1,265.56**	**$ 1,258.12**	**$ 1,250.68**	**$ 1,243.24**	**$ 1,235.80**	**$ 1,228.36**	**$ 1,220.92**	**$ 1,213.48**	**$ 1,206.04**	**$ 1,198.60**	**$ 1,191.16**	**$ 1,183.72**	**$ 1,176.23**
Total Assets	**$ 35,638.38**	**$ 38,549.23**	**$ 38,711.88**	**$ 1,236.46**	**$ 764.03**	**$ 6,203.30**	**$ 1,387.42**	**$ 1,625.89**	**$ 1,780.99**	**$ 1,493.76**	**$ 1,305.28**	**$ 1,938.37**	**$ 1,430.88**
Liabilities & Equity													
Liabilities													
Current Liabilities													
Credit cards													
Credit card - Brex - Brex Card Account	$ (4,277.95)	$ (6,976.96)	$ (1,430.80)	$ (831.24)	$ (737.69)	$ (794.11)	$ (1,102.72)	$ (1,434.81)	$ (2,272.89)	$ (394.27)	$ (787.71)	$ (3,957.00)	$ (2,022.62)
Total Credit cards	**$ (4,277.95)**	**$ (6,976.96)**	**$ (1,430.80)**	**$ (831.24)**	**$ (737.69)**	**$ (794.11)**	**$ (1,102.72)**	**$ (1,434.81)**	**$ (2,272.89)**	**$ (394.27)**	**$ (787.71)**	**$ (3,957.00)**	**$ (2,022.62)**
Accounts payable (A/P)													
Inventory vendors - bills	$ 679.14	$ 2,274.35	$ 2,142.35	$ 1,000.00	$ 700.00	$ 550.00	$ 300.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Operational vendors - bills	$ 57,790.56	$ 11,232.28	$ 10,754.99	$ 15,811.66	$ 16,593.33	$ 21,218.33	$ 18,879.58	$ 24,993.33	$ 25,267.50	$ 28,156.50	$ 27,700.00	$ 34,078.71	$ 36,452.16
Operational vendors - bills INR	$ 0	$ 0	$ 0	$ 998.49	$ 1,568.24	$ 2,105.46	$ 1,950.17	$ 2,478.44	$ 2,719.70	$ 3,201.94	$ 3,956.12	$ 3,711.63	$ 3,774.87
Total Accounts payable (A/P)	**$ 58,469.70**	**$ 13,506.63**	**$ 12,897.34**	**$ 17,810.15**	**$ 18,861.57**	**$ 23,873.79**	**$ 21,129.75**	**$ 27,471.77**	**$ 27,987.20**	**$ 31,358.44**	**$ 31,656.12**	**$ 37,790.34**	**$ 40,227.03**
Deferred revenue													
Deferred revenue	$ 21,785.12	$ 21,785.12	$ 21,785.12	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Gift card liability - Shopify - dimensionally-yours	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00	$ 1,100.00
Total Deferred revenue	**$ 22,885.12**	**$ 22,885.12**	**$ 22,885.12**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**	**$ 1,100.00**
Loans													
Accrued interest payable - Kamran Aslanpour	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 693.15	$ 1,193.15
Accrued interest payable - Soo Lee Davis	$ 1,703.00	$ 1,936.33	$ 2,169.66	$ 2,402.99	$ 2,636.32	$ 2,869.65	$ 3,102.98	$ 3,336.31	$ 3,569.64	$ 4,069.64	$ 4,569.64	$ 4,953.99	$ 5,390.38
Loan payable - Kamran Aslanpour	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
Loan payable - Soo Lee Davis	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 40,000.00	$ 39,102.53	$ 38,659.56
Total Loans	**$ 52,396.15**	**$ 52,629.48**	**$ 52,862.81**	**$ 53,096.14**	**$ 53,329.47**	**$ 53,562.80**	**$ 53,796.13**	**$ 54,029.46**	**$ 54,262.79**	**$ 54,762.79**	**$ 55,262.79**	**$ 54,749.67**	**$ 55,243.09**
Tax liabilities													
Sales tax liability	$ 2,766.56	$ 2,766.56	$ 2,936.12	$ 2,936.12	$ 2,936.12	$ 2,936.12	$ 2,936.12	$ 2,596.12	$ 2,596.12	$ 2,596.12	$ 2,596.12	$ 2,596.12	$ 2,596.12
Franchise tax liability	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 450.00
Total Tax liabilities	**$ 2,766.56**	**$ 2,766.56**	**$ 2,936.12**	**$ 2,936.12**	**$ 2,936.12**	**$ 2,936.12**	**$ 2,936.12**	**$ 2,596.12**	**$ 2,596.12**	**$ 2,596.12**	**$ 2,596.12**	**$ 2,596.12**	**$ 3,046.12**
Other current liabilities													
Platform payable - Bill.com	$ 0	$ (382.00)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Other current liabilities	**$ 0**	**$ (382.00)**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Loan from a related party													
Related party accrued interest payable - Augustine Go (Vendor	$ 0	$ 94.00	$ 235.67	$ 377.34	$ 519.01	$ 660.68	$ 802.35	$ 944.02	$ 1,085.69	$ 1,227.36	$ 1,369.03	$ 1,510.70	$ 1,652.37
Related party loan payable - Augustine Go (Vendor)	$ 0	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00	$ 20,000.00
Total Loan from a related party	**$ 0**	**$ 20,094.00**	**$ 20,235.67**	**$ 20,377.34**	**$ 20,519.01**	**$ 20,660.68**	**$ 20,802.35**	**$ 20,944.02**	**$ 21,085.69**	**$ 21,227.36**	**$ 21,369.03**	**$ 21,510.70**	**$ 21,652.37**
Total Current Liabilities	**$ 132,239.58**	**$ 104,522.83**	**$ 110,386.26**	**$ 94,488.51**	**$ 96,008.48**	**$ 101,339.28**	**$ 98,661.63**	**$ 104,706.56**	**$ 104,758.91**	**$ 110,650.44**	**$ 111,196.35**	**$ 113,789.83**	**$ 119,245.99**
Long Term Liabilities													
Long-term loan													
Long-term loan payable - Jakaitis Consulting, LLC	$ 2,175.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Long-term loan	**$ 2,175.00**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Total Long Term Liabilities	**$ 2,175.00**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Total Liabilities	**$ 134,414.58**	**$ 104,522.83**	**$ 110,386.26**	**$ 94,488.51**	**$ 96,008.48**	**$ 101,339.28**	**$ 98,661.63**	**$ 104,706.56**	**$ 104,758.91**	**$ 110,650.44**	**$ 111,196.35**	**$ 113,789.83**	**$ 119,245.99**
Equity													
Capital													
SAFE - ARAM SARKISSIAN	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00	$ 30,000.00
SAFE - Ellen Phillips (Loop Apts LLC)	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - INNOVATION FUND AMERICA	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - issuance costs	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)	$ (4,694.16)
SAFE - Ivan AU	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00
SAFE - James V Funnaro	$ 5,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - James V Funnaro	$ 5,000.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
SAFE - John Davidson	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00	$ 90,000.00
SAFE - John Dean	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00	$ 100,000.00

SAFE - Julius D'Souza	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00
SAFE - Lyric Turner	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - NEOSVF Investments	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - Sitrova Innovation	$ 7,500.00	$ 7,500.00	$ 7,500.00	$ 7,500.00	$ 7,500.00	$ 13,500.00	$ 13,500.00	$ 13,500.00	$ 13,500.00	$ 13,500.00	$ 13,500.00	$ 18,500.00	$ 18,500.00
SAFE - Wefunder	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00	$ 72,218.00
SAFE - Scott Kallick	$ 0	$ 0	$ 0	$ 5,000.00	$ 10,000.00	$ 15,000.00	$ 20,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00	$ 25,000.00
SAFE - Srinath Murthy	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - The Murthy Family Trust	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 10,000.00	$ 10,000.00	$ 10,000.00
SAFE - David Rodems	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 15,000.00	$ 15,000.00
Total Capital	**$ 400,023.84**	**$ 400,023.84**	**$ 400,023.84**	**$ 405,023.84**	**$ 410,023.84**	**$ 421,023.84**	**$ 426,023.84**	**$ 431,023.84**	**$ 441,023.84**	**$ 441,023.84**	**$ 451,023.84**	**$ 471,023.84**	**$ 471,023.84**
Retained earnings	$ (340,180.39)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)	$ (498,800.04)
Current Year Net Profit	$ (158,619.65)	$ 32,802.60	$ 27,101.82	$ 524.15	$ (6,468.25)	$ (17,359.78)	$ (24,498.01)	$ (35,304.47)	$ (45,201.72)	$ (51,380.48)	$ (62,114.87)	$ (84,075.26)	$ (90,038.91)
Total Equity	**$ (98,776.20)**	**$ (65,973.60)**	**$ (71,674.38)**	**$ (93,252.05)**	**$ (95,244.45)**	**$ (95,135.98)**	**$ (97,274.21)**	**$ (103,080.67)**	**$ (102,977.92)**	**$ (109,156.68)**	**$ (109,891.07)**	**$ (111,851.46)**	**$ (117,815.11)**
Total Liabilities & Equity	**$ 35,638.38**	**$ 38,549.23**	**$ 38,711.88**	**$ 1,236.46**	**$ 764.03**	**$ 6,203.30**	**$ 1,387.42**	**$ 1,625.89**	**$ 1,780.99**	**$ 1,493.76**	**$ 1,305.28**	**$ 1,938.37**	**$ 1,430.88**

Exported at: June 29th, 2024

Finaloop

Profit and Loss - Baru

From January 1st, 2024 to December 31st, 2024

	January	February	March	April	May	June	July	August	September	October	November	December	Total
Gross Profit													
Net Sales													
Sales													
Sales - Affirm	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 124.50	$ 0	$ 124.50
Sales - Retail	$ 0	$ 0	$ 0	$ 0	$ 0	$ 41,233.63	$ 0	$ 1,085.00	$ 1,253.00	$ 0	$ 24,616.47	$ 250.00	$ 68,438.10
Sales - Wholesale	$ 0	$ 0	$ 0	$ 0	$ 6,436.86	$ 26,614.44	$ 1,065.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 34,116.30
Sales tax collected - other	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (1,768.92)	$ (1,768.92)
Shipping income - Retail	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,976.00	$ 0	$ 0	$ 300.00	$ 0	$ 1,000.00	$ 75.00	$ 3,351.00
Shipping income - Wholesale	$ 0	$ 0	$ 0	$ 0	$ 0	$ 623.99	$ 150.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 773.99
Total Sales	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 6,436.86**	**$ 70,448.06**	**$ 1,215.00**	**$ 1,085.00**	**$ 1,553.00**	**$ 0**	**$ 25,740.97**	**$ (1,443.92)**	**$ 105,034.97**
Discounts & promotions													
Discounts & promotions - Retail	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (3,692.47)	$ 0	$ (3,692.47)
Total Discounts & promotions	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (3,692.47)**	**$ 0**	**$ (3,692.47)**
Refunds & returns													
Refunds & returns - Affirm	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (124.50)	$ 0	$ 0	$ 0	$ (124.50)
Refunds & returns - other													
Refunds & returns - retail	$ 0	$ 0	$ 0	$ 0	$ 0	$ (134.51)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (134.51)
Total Refunds & returns - other	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (134.51)**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (134.51)**
Total Refunds & returns	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (134.51)**	**$ 0**	**$ 0**	**$ (124.50)**	**$ 0**	**$ 0**	**$ 0**	**$ (259.01)**
Total Net Sales	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 6,436.86**	**$ 70,313.55**	**$ 1,215.00**	**$ 1,085.00**	**$ 1,428.50**	**$ 0**	**$ 22,048.50**	**$ (1,443.92)**	**$ 101,083.49**
Cost of Goods Sold													
Product COGS													
Cost of goods sold - Wholesale	$ 0	$ 0	$ 0	$ 0	$ (4,686.00)	$ (46,368.60)	$ (1,574.56)	$ (6,859.89)	$ (1,024.76)	$ 0	$ (624.63)	$ (15,040.01)	$ (76,178.45)
Total Product COGS	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (4,686.00)**	**$ (46,368.60)**	**$ (1,574.56)**	**$ (6,859.89)**	**$ (1,024.76)**	**$ 0**	**$ (624.63)**	**$ (15,040.01)**	**$ (76,178.45)**
Shipping & fulfillment													
Shipping & freight-out													
Shipping to customers	$ 0	$ 0	$ 0	$ 0	$ (9.85)	$ (2,015.00)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (2,024.85)
Postage	$ (11.11)	$ (10.79)	$ (10.95)	$ 0	$ (15.20)	$ (11.11)	$ (12.95)	$ (10.95)	$ (10.79)	$ (10.79)	$ (10.79)	$ (13.65)	$ (129.08)
Shipping labels	$ 0	$ 0	$ 0	$ (10.79)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (10.79)
Total Shipping & freight-out	**$ (11.11)**	**$ (10.79)**	**$ (10.95)**	**$ (10.79)**	**$ (25.05)**	**$ (2,026.11)**	**$ (12.95)**	**$ (10.95)**	**$ (10.79)**	**$ (10.79)**	**$ (10.79)**	**$ (13.65)**	**$ (2,164.72)**
Total Shipping & fulfillment	**$ (11.11)**	**$ (10.79)**	**$ (10.95)**	**$ (10.79)**	**$ (25.05)**	**$ (2,026.11)**	**$ (12.95)**	**$ (10.95)**	**$ (10.79)**	**$ (10.79)**	**$ (10.79)**	**$ (13.65)**	**$ (2,164.72)**
Total Cost of Goods Sold	**$ (11.11)**	**$ (10.79)**	**$ (10.95)**	**$ (10.79)**	**$ (4,711.05)**	**$ (48,394.71)**	**$ (1,587.51)**	**$ (6,870.84)**	**$ (1,035.55)**	**$ (10.79)**	**$ (635.42)**	**$ (15,053.66)**	**$ (78,343.17)**
Total Gross Profit	**$ (11.11)**	**$ (10.79)**	**$ (10.95)**	**$ (10.79)**	**$ 1,725.81**	**$ 21,918.84**	**$ (372.51)**	**$ (5,785.84)**	**$ 392.95**	**$ (10.79)**	**$ 21,413.08**	**$ (16,497.58)**	**$ 22,740.32**
Net Operating Profit													
Operating Expenses													
General & administrative (G&A)													
Brick & mortar store expenses	$ 0	$ 0	$ (0.90)	$ (1.10)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (2.00)
Business development	$ 0	$ 0	$ 0	$ (7.86)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (7.86)
Car & truck													
Parking	$ 0	$ 0	$ (19.50)	$ 0	$ (36.00)	$ (3.00)	$ (10.00)	$ 0	$ (10.99)	$ 0	$ (20.00)	$ 0	$ (99.49)
Gas & Oil	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (46.70)	$ (46.70)
Car & truck insurance	$ 0	$ 0	$ 0	$ (28.89)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (28.89)
General	$ 0	$ 0	$ (231.83)	$ (93.32)	$ (20.84)	$ (10.00)	$ (110.35)	$ 0	$ (166.17)	$ (11,144.41)	$ (391.95)	$ (6,545.14)	$ (18,714.01)
Total Car & truck	**$ 0**	**$ 0**	**$ (251.33)**	**$ (122.21)**	**$ (56.84)**	**$ (13.00)**	**$ (120.35)**	**$ 0**	**$ (177.16)**	**$ (11,144.41)**	**$ (411.95)**	**$ (6,591.84)**	**$ (18,889.09)**
Contractors	$ (1,142.37)	$ 0	$ 0	$ (7,118.86)	$ (3,121.39)	$ (1,073.73)	$ (7,132.06)	$ (5.27)	$ 0	$ (636.77)	$ (5,152.39)	$ (6,751.72)	$ (32,134.56)
Entertainment	$ 0	$ (27.45)	$ (12.24)	$ 0	$ (33.85)	$ 0	$ 0	$ (59.55)	$ (26.37)	$ (528.97)	$ 0	$ 0	$ (688.43)
Financial services	$ (145.00)	$ (530.79)	$ (308.44)	$ (145.00)	$ (388.12)	$ (278.43)	$ (365.54)	$ (1,177.27)	$ (323.38)	$ (867.25)	$ (194.66)	$ (168.32)	$ (4,892.20)
Gifts													
Gifts to customers	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (79.96)	$ (14.03)	$ (93.99)
Gifts to contractors	$ 0	$ 0	$ (40.00)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (40.00)
Total Gifts	**$ 0**	**$ 0**	**$ (40.00)**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (79.96)**	**$ (14.03)**	**$ (133.99)**
Insurance	$ 0	$ 0	$ 0	$ (98.60)	$ 0	$ 0	$ 0	$ 0	$ (90.40)	$ (1,029.38)	$ (982.87)	$ (65.63)	$ (2,266.88)
Legal services	$ (29,363.37)	$ 0	$ 0	$ 0	$ 0	$ 0	$ (6.00)	$ 0	$ 0	$ 0	$ 0	$ 0	$ (29,369.37)
License fees, registrations & other taxes													
Regulatory fees	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (349.00)	$ (349.00)
Total License fees, registrations & other taxes	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (349.00)**	**$ (349.00)**
Meals													
Restaurants & Fast Food	$ 0	$ 0	$ (152.11)	$ (118.59)	$ (61.28)	$ (129.46)	$ (28.69)	$ (35.90)	$ (32.76)	$ (119.52)	$ (136.76)	$ (55.28)	$ (870.35)
Groceries	$ 0	$ 0	$ (44.50)	$ 0	$ 0	$ 0	$ (49.72)	$ 0	$ 0	$ (11.99)	$ 0	$ (42.16)	$ (148.37)
General	$ 0	$ 0	$ (176.44)	$ (9.88)	$ (26.66)	$ (21.00)	$ 0	$ (20.75)	$ (26.94)	$ (66.47)	$ (80.47)	$ (90.12)	$ (518.73)
Total Meals	**$ 0**	**$ 0**	**$ (373.05)**	**$ (128.47)**	**$ (87.94)**	**$ (150.46)**	**$ (78.41)**	**$ (56.65)**	**$ (59.70)**	**$ (197.98)**	**$ (217.23)**	**$ (187.56)**	**$ (1,537.45)**
Miscellaneous expenses	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (1.90)	$ (6.85)	$ 0	$ 0.34	$ (8.41)
Office supplies													
Office equipment	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 24.33	$ 0	$ 0	$ 0	$ 0	$ 24.33
General	$ 0	$ 0	$ (11.02)	$ (405.75)	$ (19.26)	$ 0	$ (34.92)	$ (258.08)	$ (22.58)	$ (44.39)	$ (38.56)	$ 0	$ (834.56)
Total Office supplies	**$ 0**	**$ 0**	**$ (11.02)**	**$ (405.75)**	**$ (19.26)**	**$ 0**	**$ (34.92)**	**$ (233.75)**	**$ (22.58)**	**$ (44.39)**	**$ (38.56)**	**$ 0**	**$ (810.23)**
Other professional services	$ 0	$ 0	$ 0	$ (64.79)	$ (64.79)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (129.58)

Product samples	$ 0	$ 0	$ (223.41)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (223.41)
Reimbursements to contractors													
Contractor reimbursement	$ 0	$ 0	$ 0	$ 0	$ (2,298.29)	$ 0	$ 0	$ 0	$ (27.26)	$ 0	$ 0	$ 0	$ (2,325.55)
Total Reimbursements to contractors	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (2,298.29)**	**$ 0**	**$ 0**	**$ 0**	**$ (27.26)**	**$ 0**	**$ 0**	**$ 0**	**$ (2,325.55)**
Reimbursements to owners	$ (250.00)	$ 0	$ 0	$ (4,000.00)	$ (2,500.00)	$ 0	$ (2,000.00)	$ 0	$ 0	$ 0	$ 0	$ 0	$ (8,750.00)
Rent & lease	$ 70.62	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (150.00)	$ (500.00)	$ (579.38)
Service fees - Bill.com	$ 0	$ 0	$ 0	$ (42.98)	$ 0	$ 0	$ 0	$ 0	$ 0	$ (125.28)	$ 0	$ 0	$ (168.26)
Software & subscriptions													
Software	$ (281.46)	$ (168.62)	$ (2,521.47)	$ (2,599.35)	$ (2,993.27)	$ (143.11)	$ (2,222.41)	$ (3,353.60)	$ (432.13)	$ (4,875.28)	$ (2,326.88)	$ (9,430.81)	$ (31,348.39)
Domain & website hosting	$ 0	$ (98.88)	$ 0	$ (285.87)	$ 0	$ 0	$ (136.67)	$ 0	$ 0	$ 0	$ 0	$ (463.69)	$ (985.11)
General	$ (258.90)	$ (190.20)	$ (334.73)	$ (230.04)	$ (196.39)	$ (192.22)	$ (197.62)	$ (493.20)	$ (230.36)	$ (59.17)	$ (47.18)	$ (47.18)	$ (2,477.19)
Total Software & subscriptions	**$ (540.36)**	**$ (457.70)**	**$ (2,856.20)**	**$ (3,115.26)**	**$ (3,189.66)**	**$ (335.33)**	**$ (2,556.70)**	**$ (3,846.80)**	**$ (662.49)**	**$ (4,934.45)**	**$ (2,374.06)**	**$ (9,941.68)**	**$ (34,810.69)**
Training & education	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (64.80)	$ 0	$ 0	$ 0	$ (64.80)
Travel													
Lodging	$ 0	$ 0	$ 0	$ (25.00)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (25.00)
Public transit	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (24.14)	$ 0	$ 0	$ 0	$ 0	$ (24.14)
Taxis & ride shares	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (14.66)	$ 0	$ 0	$ 0	$ 0	$ (14.66)
General	$ (20.00)	$ (5.60)	$ (395.88)	$ (33.98)	$ (926.58)	$ (104.96)	$ (1,564.54)	$ (66.34)	$ (919.24)	$ (503.70)	$ (186.35)	$ 0	$ (4,727.17)
Total Travel	**$ (20.00)**	**$ (5.60)**	**$ (395.88)**	**$ (58.98)**	**$ (926.58)**	**$ (104.96)**	**$ (1,564.54)**	**$ (105.14)**	**$ (919.24)**	**$ (503.70)**	**$ (186.35)**	**$ 0**	**$ (4,790.97)**
Utilities													
Telephone	$ 0	$ (422.57)	$ (168.17)	$ (107.85)	$ (252.40)	$ (209.37)	$ (127.98)	$ (126.88)	$ (129.52)	$ (129.55)	$ (129.67)	$ (129.67)	$ (1,933.63)
General	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (33.71)	$ 0	$ 0	$ 0	$ (33.71)
Total Utilities	**$ 0**	**$ (422.57)**	**$ (168.17)**	**$ (107.85)**	**$ (252.40)**	**$ (209.37)**	**$ (127.98)**	**$ (126.88)**	**$ (163.23)**	**$ (129.55)**	**$ (129.67)**	**$ (129.67)**	**$ (1,967.34)**
Total General & administrative (G&A)	**$ (31,390.48)**	**$ (1,444.11)**	**$ (4,640.64)**	**$ (15,417.71)**	**$ (12,939.12)**	**$ (2,165.28)**	**$ (13,986.50)**	**$ (5,611.31)**	**$ (2,538.51)**	**$ (20,148.98)**	**$ (9,917.70)**	**$ (24,699.11)**	**$ (144,899.45)**
Advertising & marketing													
Variable advertising & marketing													
Email marketing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (32.41)	$ (21.60)	$ (21.60)	$ (21.60)	$ (97.21)
Other promotions													
Trade spend	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (1,084.62)	$ 0	$ 0	$ 0	$ 0	$ (1,084.62)
Total Other promotions	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (1,084.62)**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (1,084.62)**
Paid online ads													
Paid online ads - Facebook Advertising	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	0
Paid online ads - Google Advertising	$ 0	$ (2.13)	$ 0	$ 0	$ (2.13)	$ (2.13)	$ (2.13)	$ (2.13)	$ 0	$ 0	$ 0	$ 0	$ (10.65)
Paid online ads - LinkedIn	$ 0	$ 0	$ 0	$ 0	$ (107.99)	$ (107.99)	$ (107.99)	$ (53.99)	$ (53.99)	$ (107.99)	$ (107.99)	$ (107.99)	$ (755.92)
Total Paid online ads	**$ 0**	**$ (2.13)**	**$ 0**	**$ 0**	**$ (110.12)**	**$ (110.12)**	**$ (110.12)**	**$ (56.12)**	**$ (53.99)**	**$ (107.99)**	**$ (107.99)**	**$ (107.99)**	**$ (766.57)**
Total Variable advertising & marketing	**$ 0**	**$ (2.13)**	**$ 0**	**$ 0**	**$ (110.12)**	**$ (110.12)**	**$ (110.12)**	**$ (1,140.74)**	**$ (86.40)**	**$ (129.59)**	**$ (129.59)**	**$ (129.59)**	**$ (1,948.40)**
Fixed marketing													
Content creation	$ 0	$ 0	$ (20.00)	$ 0	$ 0	$ 0	$ 0	$ 0	$ (20.00)	$ (20.00)	$ (20.00)	$ (20.00)	$ (100.00)
Marketing - software & subscriptions													
Marketing dues & subscriptions	$ (113.33)	$ 0	$ (75.00)	$ (55.00)	$ (145.00)	$ (185.00)	$ (55.00)	$ (55.00)	$ (305.00)	$ (55.00)	$ (256.00)	$ (72.00)	$ (1,371.33)
General	$ 0	$ 0	$ 0	$ 0	$ (43.19)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (43.19)
Total Marketing - software & subscriptions	**$ (113.33)**	**$ 0**	**$ (75.00)**	**$ (55.00)**	**$ (188.19)**	**$ (185.00)**	**$ (55.00)**	**$ (55.00)**	**$ (305.00)**	**$ (55.00)**	**$ (256.00)**	**$ (72.00)**	**$ (1,414.52)**
Marketing contractors & freelancers													
Advertising & marketing contractors	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (499.00)	$ (499.00)
Total Marketing contractors & freelancers	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (499.00)**	**$ (499.00)**
Marketing expenses													
Advertising & marketing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (1,000.00)	$ 0	$ 0	$ (1,817.06)	$ (49.00)	$ (2,866.06)
Total Marketing expenses	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (1,000.00)**	**$ 0**	**$ 0**	**$ (1,817.06)**	**$ (49.00)**	**$ (2,866.06)**
Trade shows & events	$ 0	$ 0	$ 0	$ (395.00)	$ (100.00)	$ 0	$ 0	$ 0	$ (305.62)	$ (99.00)	$ (185.00)	$ 0	$ (1,084.62)
Web design & development	$ (62.64)	$ (62.64)	$ (62.64)	$ (62.64)	$ (62.64)	$ (62.64)	$ (62.64)	$ (62.64)	$ (31.32)	$ (29.00)	$ (29.00)	$ (31.32)	$ (621.76)
Total Fixed marketing	**$ (175.97)**	**$ (62.64)**	**$ (157.64)**	**$ (512.64)**	**$ (350.83)**	**$ (247.64)**	**$ (117.64)**	**$ (1,117.64)**	**$ (661.94)**	**$ (203.00)**	**$ (2,307.06)**	**$ (671.32)**	**$ (6,585.96)**
Total Advertising & marketing	**$ (175.97)**	**$ (64.77)**	**$ (157.64)**	**$ (512.64)**	**$ (460.95)**	**$ (357.76)**	**$ (227.76)**	**$ (2,258.38)**	**$ (748.34)**	**$ (332.59)**	**$ (2,436.65)**	**$ (800.91)**	**$ (8,534.36)**
Depreciation													
Amortization expense - Other intangible asset	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.44)	$ (7.49)	$ (89.33)
Total Depreciation	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.44)**	**$ (7.49)**	**$ (89.33)**
Total Operating Expenses	**$ (31,573.89)**	**$ (1,516.32)**	**$ (4,805.72)**	**$ (15,937.79)**	**$ (13,407.51)**	**$ (2,530.48)**	**$ (14,221.70)**	**$ (7,877.13)**	**$ (3,294.29)**	**$ (20,489.01)**	**$ (12,361.79)**	**$ (25,507.51)**	**$ (153,523.14)**
Total Net Operating Profit	**$ (31,585.00)**	**$ (1,527.11)**	**$ (4,816.67)**	**$ (15,948.58)**	**$ (11,681.70)**	**$ 19,388.36**	**$ (14,594.21)**	**$ (13,662.97)**	**$ (2,901.34)**	**$ (20,499.80)**	**$ 9,051.29**	**$ (42,005.09)**	**$ (130,782.82)**
Net Profit before taxes													
Interest & Financing													
Interest & financing income													
Interest income	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 4.17	$ 16.45	$ 0	$ 0	$ 0	$ 20.62
Total Interest & financing income	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 4.17**	**$ 16.45**	**$ 0**	**$ 0**	**$ 0**	**$ 20.62**
Interest & financing expenses													
Bank charges & fees	$ 0	$ 0	$ 1,491.94	$ 0	$ 0	$ 0	$ (102.00)	$ (15.00)	$ (15.00)	$ (15.00)	$ 0	$ 0	$ 1,344.94
Foreign Exchange Gain or Loss	$ (8.87)	$ (6.58)	$ 23.54	$ 4.25	$ (1.57)	$ (3.99)	$ 15.94	$ 9.90	$ (3.73)	$ 15.16	$ 14.57	$ 36.75	$ 95.37
Interest & financing fees	$ (186.00)	$ (223.05)	$ (287.37)	$ (278.10)	$ (287.71)	$ (278.70)	$ (288.22)	$ (288.30)	$ (279.00)	$ (409.40)	$ (538.50)	$ (556.47)	$ (3,900.82)
Total Interest & financing expenses	**$ (194.87)**	**$ (229.63)**	**$ 1,228.11**	**$ (273.85)**	**$ (289.28)**	**$ (282.69)**	**$ (374.28)**	**$ (293.40)**	**$ (297.73)**	**$ (409.24)**	**$ (523.93)**	**$ (519.72)**	**$ (2,460.51)**
Total Interest & Financing	**$ (194.87)**	**$ (229.63)**	**$ 1,228.11**	**$ (273.85)**	**$ (289.28)**	**$ (282.69)**	**$ (374.28)**	**$ (289.23)**	**$ (281.28)**	**$ (409.24)**	**$ (523.93)**	**$ (519.72)**	**$ (2,439.89)**
Other Income & Expenses													
Other Income													
Cashback & rewards													

Cashback	$ 0	$ 0	$ 0	$ 18.42	$ 2.39	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 20.81
Total Cashback & rewards	**$ 0**	**$ 0**	**$ 0**	**$ 18.42**	**$ 2.39**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 20.81**
Dividend income	$ 0	$ 0	$ 0	$ 2.00	$ 8.83	$ 9.77	$ 4.41	$ 0	$ 0	$ 6.26	$ 46.72	$ 0	$ 77.99
Other vendor credits													
Legal services	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,000.00	$ 0	$ 0	$ 0	$ 0	$ 1,000.00
Contractors	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 500.00	$ 0	$ 0	$ 0	$ 0	$ 0	$ 500.00
Total Other vendor credits	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 500.00**	**$ 1,000.00**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 1,500.00**
Uncategorized transactions - money received	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Other Income	**$ 0**	**$ 0**	**$ 0**	**$ 20.42**	**$ 11.22**	**$ 9.77**	**$ 504.41**	**$ 1,000.00**	**$ 0**	**$ 6.26**	**$ 46.72**	**$ 0**	**$ 1,598.80**
Other expenses													
Uncategorized transactions - money spent	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Other expenses	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Total Other Income & Expenses	**$ 0**	**$ 0**	**$ 0**	**$ 20.42**	**$ 11.22**	**$ 9.77**	**$ 504.41**	**$ 1,000.00**	**$ 0**	**$ 6.26**	**$ 46.72**	**$ 0**	**$ 1,598.80**
Total Net Profit before taxes	**$ (31,779.87)**	**$ (1,756.74)**	**$ (3,588.56)**	**$ (16,202.01)**	**$ (11,959.76)**	**$ 19,115.44**	**$ (14,464.08)**	**$ (12,952.20)**	**$ (3,182.62)**	**$ (20,902.78)**	**$ 8,574.08**	**$ (42,524.81)**	**$ (131,623.91)**
Net Profit	$ (31,779.87)	$ (1,756.74)	$ (3,588.56)	$ (16,202.01)	$ (11,959.76)	$ 19,115.44	$ (14,464.08)	$ (12,952.20)	$ (3,182.62)	$ (20,902.78)	$ 8,574.08	$ (42,524.81)	$ (131,623.91)

Generated on 3/26/25 at 5:27 PM

Finaloop

Profit and Loss - Baru

From January 1st, 2023 to December 31st, 2023

	January	February	March	April	May	June	July	August	September	October	November	December	Total
Gross Profit													
Net Sales													
Sales													
Sales - Shopify - dimensionally-yours	0	3,169.00	23,005.12	0	2,660.00	0	0	0	0	0	0	0	28,834.12
Total Sales	**0**	**3,169.00**	**23,005.12**	**0**	**2,660.00**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**28,834.12**
Refunds & returns													
Refunds & returns - Shopify - dimensionally-yours	(2,660.00)	(1,565.00)	(1,220.00)	0	0	(2,660.00)	0	0	0	0	0	0	(8,105.00)
Total Refunds & returns	**(2,660.00)**	**(1,565.00)**	**(1,220.00)**	**0**	**0**	**(2,660.00)**	**0**	**0**	**0**	**0**	**0**	**0**	**(8,105.00)**
Total Net Sales	**(2,660.00)**	**1,604.00**	**21,785.12**	**0**	**2,660.00**	**(2,660.00)**	**0**	**0**	**0**	**0**	**0**	**0**	**20,729.12**
Cost of Goods Sold													
Product COGS													
Cost of goods sold - Shopify - dimensionally-yours	0	0	(37,398.16)	0	0	0	0	0	0	0	0	0	(37,398.16)
Total Product COGS	**0**	**0**	**(37,398.16)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(37,398.16)**
Shipping & fulfillment													
Shipping & freight-out	(32.61)	(38.55)	(14.30)	(14.19)	(52.64)	(19.49)	(14.84)	(11.44)	(13.81)	(28.76)	(15.67)	(14.68)	(270.98)
Total Shipping & fulfillment	**(32.61)**	**(38.55)**	**(14.30)**	**(14.19)**	**(52.64)**	**(19.49)**	**(14.84)**	**(11.44)**	**(13.81)**	**(28.76)**	**(15.67)**	**(14.68)**	**(270.98)**
Merchant fees													
Processing Fees													
Fees - Shop Pay - dimensionally-yours	0	(100.08)	(38.88)	0	(77.44)	0	0	0	0	0	0	0	(216.40)
Total Processing Fees	**0**	**(100.08)**	**(38.88)**	**0**	**(77.44)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(216.40)**
Total Merchant fees	**0**	**(100.08)**	**(38.88)**	**0**	**(77.44)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(216.40)**
Total Cost of Goods Sold	**(32.61)**	**(138.63)**	**(37,451.34)**	**(14.19)**	**(130.08)**	**(19.49)**	**(14.84)**	**(11.44)**	**(13.81)**	**(28.76)**	**(15.67)**	**(14.68)**	**(37,885.54)**
Total Gross Profit	**(2,692.61)**	**1,465.37**	**(15,666.22)**	**(14.19)**	**2,529.92**	**(2,679.49)**	**(14.84)**	**(11.44)**	**(13.81)**	**(28.76)**	**(15.67)**	**(14.68)**	**(17,156.42)**
Net Operating Profit													
Operating Expenses													
General & administrative (G&A)													
Business development	0	0	0	0	(650.00)	0	0	0	0	(25.00)	(25.00)	0	(700.00)
Car & truck	(160.76)	(213.71)	(137.00)	(60.00)	(157.96)	(262.72)	(1.07)	(151.18)	(125.45)	(235.94)	(94.01)	(85.66)	(1,685.46)
Company events	0	0	0	0	0	0	0	(150.00)	0	0	0	0	(150.00)
Contractors	0	(2,000.00)	0	(2,000.00)	0	0	0	(300.00)	(2,000.00)	0	0	0	(6,300.00)
Entertainment	0	0	0	(63.86)	0	(46.93)	(45.53)	(5.36)	(53.02)	(60.00)	0	(28.52)	(303.22)
Financial services	(186.40)	(145.00)	(1,144.46)	(1,307.64)	(1,048.36)	(731.63)	(176.48)	(254.58)	(685.61)	(966.89)	(716.88)	(228.87)	(7,592.80)
Insurance	(25.00)	(68.33)	(804.75)	(641.90)	(91.33)	(1,387.75)	0	(71.75)	(889.00)	(536.25)	(88.30)	0	(4,604.36)
Legal & professional services	(399.00)	(399.00)	0	(399.00)	(399.00)	(399.00)	(399.00)	0	0	0	(399.00)	(399.00)	(3,192.00)
Legal services	0	0	0	0	0	0	0	0	0	(480.00)	0	0	(480.00)
License fees, registrations & other taxes	(222.69)	(1.99)	0	0	0	0	0	0	0	0	0	0	(224.68)
Meals	(506.86)	(50.30)	(59.51)	(36.43)	(22.26)	(126.40)	0	(77.19)	(115.54)	(179.58)	(34.57)	(53.29)	(1,261.93)
Miscellaneous expenses	0	0	0	0	0	0	0	0	0	(128.27)	0	0	(128.27)
Office supplies	(75.87)	(0.21)	0	(55.90)	0	(94.92)	(2.08)	(403.32)	(25.70)	(221.54)	0	0	(879.54)
Other operations expenses	0	(450.00)	0	(25.00)	0	0	0	(67.50)	0	0	0	0	(542.50)
Prior year adjustment	40,977.80	0	0	0	0	0	0	0	0	0	0	0	40,977.80
Reimbursements to contractors	0	0	0	0	(1,000.00)	0	0	0	0	0	(4,615.44)	0	(5,615.44)
Rent & lease	(475.00)	(350.00)	(371.45)	(362.93)	(353.63)	(414.00)	546.21	(272.33)	(200.00)	(220.00)	(300.00)	(129.38)	(2,902.51)
Service fees - Bill.com	0	0	0	(22.29)	(16.45)	(28.81)	0	0	0	0	(20.40)	0	(87.95)
Service fees - other	0	0	0	(30.00)	0	0	0	0	0	0	0	0	(30.00)
Software & subscriptions	(805.14)	(721.27)	(7,447.71)	(633.11)	(9,468.16)	(306.73)	(7,733.94)	(5,593.95)	(800.65)	(4,362.58)	(1,310.80)	(786.60)	(39,970.64)
Training & education	0	0	0	0	0	0	(2,334.00)	(1,834.00)	(2.65)	(1,834.00)	0	0	(6,004.65)
Travel	(1,098.22)	(2,204.53)	(7.00)	(567.00)	(209.23)	(300.09)	(29.80)	(17.00)	(461.05)	(199.88)	(13,369.71)	(2,275.67)	(20,739.18)
Utilities	(135.26)	(135.37)	(135.37)	(165.74)	(125.13)	(125.13)	(125.13)	(135.11)	(135.13)	(135.20)	(156.46)	(147.66)	(1,656.69)
Warehouse	0	0	0	0	(101.63)	(38.00)	(60.00)	0	0	0	0	0	(199.63)
Total General & administrative (G&A)	**36,887.60**	**(6,739.71)**	**(10,107.25)**	**(6,370.80)**	**(13,643.14)**	**(4,262.11)**	**(10,360.82)**	**(9,333.27)**	**(5,493.80)**	**(9,585.13)**	**(21,130.57)**	**(4,134.65)**	**(64,273.65)**
Advertising & marketing													
Variable advertising & marketing													
Paid online ads													
Paid online ads - Google Advertising	(2.13)	0	(2.13)	0	0	(2.13)	(2.13)	(23.42)	(2.13)	(2.13)	(2.13)	(2.13)	(40.46)
Paid online ads - LinkedIn	(74.54)	0	0	0	0	0	0	0	0	0	0	0	(74.54)
Total Paid online ads	**(76.67)**	**0**	**(2.13)**	**0**	**0**	**(2.13)**	**(2.13)**	**(23.42)**	**(2.13)**	**(2.13)**	**(2.13)**	**(2.13)**	**(115.00)**
Total Variable advertising & marketing	**(76.67)**	**0**	**(2.13)**	**0**	**0**	**(2.13)**	**(2.13)**	**(23.42)**	**(2.13)**	**(2.13)**	**(2.13)**	**(2.13)**	**(115.00)**
Fixed marketing													
Marketing - software & subscriptions	0	0	0	0	(59.34)	0	0	(29.00)	0	(20.00)	(148.33)	(103.33)	(360.00)
Marketing expenses	(700.00)	(24.00)	(399.00)	0	699.86	0	0	0	0	(427.08)	0	0	(850.22)
Trade shows & events	(206.00)	0	0	0	0	0	0	(119.12)	0	0	0	0	(325.12)
Web design & development	(49.00)	(20.00)	(21.60)	(192.98)	(21.60)	(21.60)	(21.60)	(11.88)	(30.60)	(31.32)	(31.32)	(111.64)	(565.14)
Total Fixed marketing	**(955.00)**	**(44.00)**	**(420.60)**	**(192.98)**	**618.92**	**(21.60)**	**(21.60)**	**(160.00)**	**(30.60)**	**(478.40)**	**(179.65)**	**(214.97)**	**(2,100.48)**
Total Advertising & marketing	**(1,031.67)**	**(44.00)**	**(422.73)**	**(192.98)**	**618.92**	**(23.73)**	**(23.73)**	**(183.42)**	**(32.73)**	**(480.53)**	**(181.78)**	**(217.10)**	**(2,215.48)**
Depreciation													
Amortization expense - Other intangible asset	(7.44)	(7.44)	(7.44)	(7.44)	(7.44)	(7.44)	(7.44)	(7.44)	(7.44)	(7.44)	(7.44)	(7.49)	(89.33)
Total Depreciation	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.44)**	**(7.49)**	**(89.33)**
Total Operating Expenses	**35,848.49**	**(6,791.15)**	**(10,537.42)**	**(6,571.22)**	**(13,031.66)**	**(4,293.28)**	**(10,391.99)**	**(9,524.13)**	**(5,533.97)**	**(10,073.10)**	**(21,319.79)**	**(4,359.24)**	**(66,578.46)**
Total Net Operating Profit	**33,155.88**	**(5,325.78)**	**(26,203.64)**	**(6,585.41)**	**(10,501.74)**	**(6,972.77)**	**(10,406.83)**	**(9,535.57)**	**(5,547.78)**	**(10,101.86)**	**(21,335.46)**	**(4,373.92)**	**(83,734.88)**
Net Profit before taxes													
Interest & Financing													
Interest & financing expenses													
Bank charges & fees	0	0	0	(28.57)	(29.72)	(29.82)	(27.84)	0	0	0	0	0	(115.95)
Foreign Exchange Gain or Loss	0	0	0.97	(3.42)	14.93	(10.64)	3.21	13.32	10.69	9.14	3.62	(4.64)	37.18
Interest & financing expenses	(420.33)	(375.00)	(375.00)	(375.00)	(375.00)	(375.00)	(375.00)	(375.00)	(641.67)	(641.67)	(628.55)	(1,135.09)	(6,092.31)
Total Interest & financing expenses	**(420.33)**	**(375.00)**	**(374.03)**	**(406.99)**	**(389.79)**	**(415.46)**	**(399.63)**	**(361.68)**	**(630.98)**	**(632.53)**	**(624.93)**	**(1,139.73)**	**(6,171.08)**
Total Interest & Financing	**(420.33)**	**(375.00)**	**(374.03)**	**(406.99)**	**(389.79)**	**(415.46)**	**(399.63)**	**(361.68)**	**(630.98)**	**(632.53)**	**(624.93)**	**(1,139.73)**	**(6,171.08)**
Other Income & Expenses													
Other Income													
Other income	67.05	0	0	0	0	250.00	0	0	0	0	0	0	317.05

Uncategorized transactions - money received	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Other Income	**$ 67.05**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 250.00**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 317.05**
Other expenses													
Uncategorized transactions - money spent	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Other expenses	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Total Other Income & Expenses	**$ 67.05**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 250.00**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 317.05**
Total Net Profit before taxes	**$ 32,802.60**	**$ (5,700.78)**	**$ (26,577.67)**	**$ (6,992.40)**	**$ (10,891.53)**	**$ (7,138.23)**	**$ (10,806.46)**	**$ (9,897.25)**	**$ (6,178.76)**	**$ (10,734.39)**	**$ (21,960.39)**	**$ (5,513.65)**	**$ (89,588.91)**
Net Profit													
Taxes													
Franchise tax	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (450.00)	$ (450.00)
Total Taxes	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ (450.00)**	**$ (450.00)**
Total Net Profit	**$ 32,802.60**	**$ (5,700.78)**	**$ (26,577.67)**	**$ (6,992.40)**	**$ (10,891.53)**	**$ (7,138.23)**	**$ (10,806.46)**	**$ (9,897.25)**	**$ (6,178.76)**	**$ (10,734.39)**	**$ (21,960.39)**	**$ (5,963.65)**	**$ (90,038.91)**
													-28834

Finaloop

Cash Flow Report - Baru

From: January 1st, 2024 to December 31st, 2024

	January 2024		February 2024		March 2024		April 2024		May 2024		June 2024		July 2024		August 2024		September 2024		October 2024		November 2024		December 2024		Total: January 2024 - December 2024	
	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow
Net cash flow																										
Net operating activities																										
Operating activities																										
Sales receipts																										
Sales - Affirm	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	124.50	0	0	0	124.50
Sales - Retail	0	0	0	0	0	0	0	41,233.63	0	0	0	0	0	0	0	1,085.00	0	1,253.00	0	0	0	24,616.47	0	250.00	0	68,438.10
Sales - Wholesale	0	0	0	0	0	0	0	6,436.86	0	26,614.43	0	0	0	0	0	1,065.01	0	0	0	0	0	0	0	0	0	34,116.30
Shipping income - Retail	0	0	0	0	0	0	0	1,976.00	0	0	0	0	0	0	0	0	0	300.00	0	0	0	1,000.00	0	75.00	0	3,351.00
Shipping income - Wholesale	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	773.99	0	0	0	0	0	0	0	0	0	773.99
Total Sales receipts	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**49,646.49**	**0**	**26,614.43**	**0**	**0**	**0**	**0**	**0**	**2,924.00**	**0**	**1,553.00**	**0**	**0**	**0**	**25,740.97**	**0**	**325.00**	**0**	**106,803.89**
Discounts & promotions																										
Discounts & promotions - Retail	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(3,692.47)	0	0	0	(3,692.47)	0
Total Discounts & promotions	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(3,692.47)**	**0**	**0**	**0**	**(3,692.47)**	**0**
Refunds & returns payments																										
Refunds & returns - Affirm	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(124.50)	0	0	0	0	0	0	0	(124.50)	0
Refunds & returns - other	0	0	0	0	0	0	0	0	0	0	(134.51)	0	0	0	0	0	0	0	0	0	0	0	0	0	(134.51)	0
Total Refunds & returns payments	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(134.51)**	**0**	**0**	**0**	**0**	**0**	**(124.50)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(259.01)**	**0**
Inventory																										
Inventory purchases, net	0	0	0	0	(6.55)	0	(867.27)	0	(16,388.72)	0	(30,763.59)	0	(996.86)	0	(2,375.06)	0	(24.76)	0	(251.33)	0	(1,374.63)	0	(16,697.68)	0	(69,746.45)	0
Total Inventory	**0**	**0**	**0**	**0**	**(6.55)**	**0**	**(867.27)**	**0**	**(16,388.72)**	**0**	**(30,763.59)**	**0**	**(996.86)**	**0**	**(2,375.06)**	**0**	**(24.76)**	**0**	**(251.33)**	**0**	**(1,374.63)**	**0**	**(16,697.68)**	**0**	**(69,746.45)**	**0**
Shipping & fulfillment payments																										
Shipping & freight-out	(11.11)	0	(10.79)	0	(10.95)	0	(10.79)	0	(25.05)	0	(2,026.11)	0	(12.95)	0	(10.95)	0	(10.79)	0	(10.79)	0	(10.79)	0	(13.65)	0	(2,164.72)	0
Total Shipping & fulfillment payments	**(11.11)**	**0**	**(10.79)**	**0**	**(10.95)**	**0**	**(10.79)**	**0**	**(25.05)**	**0**	**(2,026.11)**	**0**	**(12.95)**	**0**	**(10.95)**	**0**	**(10.79)**	**0**	**(10.79)**	**0**	**(10.79)**	**0**	**(13.65)**	**0**	**(2,164.72)**	**0**
General & administrative (G&A) payments																										
Brick & mortar store expenses	0	0	0	0	(0.90)	0	(1.10)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(2.00)	0
Business development	0	0	0	0	0	0	(7.86)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(7.86)	0
Car & truck	0	0	0	0	(251.33)	0	(122.21)	0	(56.84)	0	(13.00)	0	(120.35)	0	0	0	(177.16)	0	(4,630.50)	0	(1,911.95)	0	(3,246.03)	15.90	(10,529.37)	15.90
Contractors	(1,142.37)	0	0	0	0	0	(7,118.86)	0	(3,121.39)	0	(73.73)	0	(8,132.06)	0	(5.27)	0	0	0	(636.77)	0	(5,152.39)	0	(6,751.72)	0	(32,134.56)	0
Entertainment	0	0	(27.45)	0	(12.24)	0	0	0	(33.85)	0	0	0	0	0	(59.55)	0	(26.68)	0.31	(528.97)	0	0	0	0	0	(688.74)	0.31
Financial services	(145.00)	0	(145.00)	0	(145.00)	0	(1,247.85)	0	(145.00)	0	(145.00)	0	(145.00)	0	(145.00)	0	(145.00)	0	(3,331.74)	0	(145.00)	0	(145.00)	0	(6,029.59)	0
Gifts	0	0	0	0	(40.00)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(79.96)	0	(14.03)	0	(133.99)	0
Insurance	0	0	0	0	0	0	(20.00)	0	0	0	0	0	0	0	0	0	(90.40)	0	(90.38)	0	(1,061.47)	0	(65.63)	0	(1,327.88)	0
Legal services	0	0	0	0	0	0	(1,000.00)	0	0	0	0	0	(6.00)	0	0	0	0	0	0	0	0	0	0	0	(1,006.00)	0
License fees, registrations & other taxes	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(349.00)	0	(349.00)	0
Meals	0	0	0	0	(373.45)	0.40	(128.99)	0.52	(87.94)	0	(150.46)	0	(78.41)	0	(56.65)	0	(59.70)	0	(197.98)	0	(217.23)	0	(187.56)	0	(1,538.37)	0.92
Miscellaneous expenses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(1.90)	0	(6.85)	0	0	0	0	0.34	(8.75)	0.34
Office supplies	0	0	0	0	(11.02)	0	(405.75)	0	(19.26)	0	0	0	(34.92)	0	(258.08)	24.33	(98.56)	75.98	(44.39)	0	(38.56)	0	0	0	(910.54)	100.31
Other professional services	0	0	0	0	0	0	(64.79)	0	(64.79)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(129.58)	0
Product samples	0	0	0	0	(223.41)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(223.41)	0
Reimbursements to contractors	0	0	0	0	0	0	0	0	(2,298.29)	0	0	0	0	0	0	0	(27.26)	0	0	0	0	0	0	0	(2,325.55)	0
Reimbursements to owners	(250.00)	0	0	0	0	0	(4,000.00)	0	(2,500.00)	0	0	0	(2,000.00)	0	0	0	0	0	0	0	0	0	0	0	(8,750.00)	0
Rent & lease	(129.38)	200.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(150.00)	0	(275.00)	0	(554.38)	200.00
Service fees - Bill.com	0	0	0	0	0	0	(42.98)	0	0	0	0	0	0	0	0	0	0	0	(125.28)	0	0	0	0	0	(168.26)	0
Software & subscriptions	(540.36)	0	(5,457.70)	0	(638.21)	179.61	(24,336.72)	0	(1,001.26)	311.60	(344.11)	1.09	(3,056.70)	0	(952.19)	0	(662.49)	0	(737.21)	0.07	(2,574.06)	0	(6,966.68)	0	(47,267.69)	492.37
Training & education	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(64.80)	0	0	0	0	0	0	0	(64.80)	0
Travel	(20.00)	0	(5.60)	0	(491.98)	96.10	(3,462.28)	25.00	(926.58)	0	(597.27)	0	(1,564.54)	0	(449.75)	0	(919.24)	0	(796.23)	120.50	(186.35)	0	0	0	(9,419.82)	241.60
Utilities	0	0	(422.57)	0	(168.17)	0	(107.85)	0	(252.40)	0	(209.37)	0	(127.98)	0	(126.88)	0	(163.23)	0	(129.55)	0	(129.67)	0	(129.67)	0	(1,967.34)	0
Total General & administrative (G&A) payments	**(2,227.11)**	**200.00**	**(6,058.32)**	**0**	**(2,355.71)**	**276.11**	**(42,067.24)**	**25.52**	**(10,507.60)**	**311.60**	**(1,532.94)**	**1.09**	**(15,265.96)**	**0**	**(2,053.37)**	**24.33**	**(2,436.42)**	**76.29**	**(11,255.85)**	**120.57**	**(11,646.64)**	**0**	**(18,130.32)**	**16.24**	**(125,537.48)**	**1,051.75**
Advertising & marketing																										
Variable advertising & marketing payments																										
Email marketing	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(32.41)	0	(21.60)	0	(21.60)	0	(21.60)	0	(97.21)	0
Other promotions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(1,084.62)	0	0	0	0	0	0	0	0	0	(1,084.62)	0
Paid online ads																										
Paid online ads - Facebook Advertising	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(120.44)	120.44	0	0	0	0	0	0	(120.44)	120.44
Paid online ads - Google Advertising	0	0	(2.13)	0	0	0	0	0	(2.13)	0	(2.13)	0	(2.13)	0	(2.13)	0	0	0	0	0	0	0	0	0	(10.65)	0
Paid online ads - LinkedIn	0	0	0	0	0	0	0	0	(107.99)	0	(107.99)	0	(107.99)	0	(53.99)	0	(53.99)	0	(107.99)	0	(107.99)	0	(107.99)	0	(755.92)	0
Total Paid online ads	**0**	**0**	**(2.13)**	**0**	**0**	**0**	**0**	**0**	**(110.12)**	**0**	**(110.12)**	**0**	**(110.12)**	**0**	**(56.12)**	**0**	**(174.43)**	**120.44**	**(107.99)**	**0**	**(107.99)**	**0**	**(107.99)**	**0**	**(887.01)**	**120.44**
Total Variable advertising & marketing payments	**0**	**0**	**(2.13)**	**0**	**0**	**0**	**0**	**0**	**(110.12)**	**0**	**(110.12)**	**0**	**(110.12)**	**0**	**(1,140.74)**	**0**	**(206.84)**	**120.44**	**(129.59)**	**0**	**(129.59)**	**0**	**(129.59)**	**0**	**(2,068.84)**	**120.44**
Fixed marketing payments																										
Content creation	0	0	0	0	(20.00)	0	0	0	0	0	0	0	0	0	0	0	(20.00)	0	(20.00)	0	(20.00)	0	(20.00)	0	(100.00)	0
Marketing - software & subscriptions	(113.33)	0	0	0	(75.00)	0	(55.00)	0	(188.19)	0	(185.00)	0	(55.00)	0	(55.00)	0	(305.00)	0	(55.00)	0	(256.00)	0	(72.00)	0	(1,414.52)	0
Marketing contractors & freelancers	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(499.00)	0	(499.00)	0
Marketing expenses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(1,000.00)	0	0	0	0	0	(1,590.00)	795.00	(49.00)	0	(2,639.00)	795.00
Trade shows & events	0	0	0	0	0	0	(395.00)	0	(100.00)	0	0	0	0	0	0	0	(305.62)	0	(99.00)	0	(185.00)	0	0	0	(1,084.62)	0
Web design & development	(62.64)	0	(62.64)	0	(62.64)	0	(62.64)	0	(62.64)	0	(62.64)	0	(62.64)	0	(62.64)	0	(31.32)	0	(29.00)	0	(29.00)	0	(31.32)	0	(621.76)	0
Total Fixed marketing payments	**(175.97)**	**0**	**(62.64)**	**0**	**(157.64)**	**0**	**(512.64)**	**0**	**(350.83)**	**0**	**(247.64)**	**0**	**(117.64)**	**0**	**(1,117.64)**	**0**	**(661.94)**	**0**	**(203.00)**	**0**	**(2,080.00)**	**795.00**	**(671.32)**	**0**	**(6,358.90)**	**795.00**
Total Advertising & marketing	**(175.97)**	**0**	**(64.77)**	**0**	**(157.64)**	**0**	**(512.64)**	**0**	**(460.95)**	**0**	**(357.76)**	**0**	**(227.76)**	**0**	**(2,258.38)**	**0**	**(868.78)**	**120.44**	**(332.59)**	**0**	**(2,209.59)**	**795.00**	**(800.91)**	**0**	**(8,427.74)**	**915.44**
Taxes																										
Franchise tax	0	0	(450.00)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(450.00)	0
Sales tax liability	0	170.71	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1,753.92	0	15.00	0	1,939.63
Total Taxes	**0**	**170.71**	**(450.00)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,753.92**	**0**	**15.00**	**(450.00)**	**1,939.63**
Other receipts																										
Cashback & rewards	0	0	0	0	0	0	0	18.42	0	2.39	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	20.81
Total Other receipts	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**18.42**	**0**	**2.39**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**20.81**
Total Operating activities	**(2,414.19)**	**370.71**	**(6,583.88)**	**0**	**(2,530.85)**	**276.11**	**(43,457.94)**	**49,690.43**	**(27,382.32)**	**26,928.42**	**(34,814.91)**	**1.09**	**(16,503.53)**	**0**	**(6,697.76)**	**2,948.33**	**(3,465.25)**	**1,749.73**	**(11,850.56)**	**120.57**	**(18,934.12)**	**28,289.89**	**(35,642.56)**	**356.24**	**(210,277.87)**	**110,731.52**
Total Net operating activities	**(2,043.48)**	**0**	**(6,583.88)**	**0**	**(2,254.74)**	**0**	**0**	**6,232.49**	**(453.90)**	**0**	**(34,813.82)**	**0**	**(16,503.53)**	**0**	**(3,749.43)**	**0**	**(1,715.52)**	**0**	**(11,729.99)**	**0**	**0**	**9,355.77**	**(35,286.32)**	**0**	**(99,546.35)**	**0**
Net investing activities																										
Investing activities	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Net investing activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net financing activities																										
Financing activities																										
Capital																										
Additional paid-in capital - Tino Go	0	0	0	0	0	0	0	30,000.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	30,000.00
SAFE - Marleen Vogelaar	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	10,000.00	0	0	0	10,000.00
Total Capital	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**30,000.00**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**10,000.00**	**0**	**0**	**0**	**40,000.00**
Loans																										
Loan payable - JobsOhio	0	0	0	0	0	0	0	0	0	0	0	0	0	25,000.00	0	0	0	0	0	0	0	0	0	0	0	25,000.00
Loan payable - Soo Lee Davis	0	0	0	0	0	0	(1,500.00)	0	0	0	0	0	0	0	0	0	0	0	0	0	(2,000.00)	0	0	0	(3,500.00)	0
Total Loans	**0**	**0**	**0**	**0**	**0**	**0**	**(1,500.00)**	**0**	**0**	**0**	**0**	**0**	**0**	**25,000.00**	**0**	**0**	**0**	**0**	**0**	**0**	**(2,000.00)**	**0**	**0**	**0**	**(3,500.00)**	**25,000.00**
Long-term loans																										
CLA - Scott Trainum	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	40,000.00	0	0	0	0	0	40,000.00
CLA - Sitrova Innovation	0	0	0	8,000.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	8,000.00
Total Long-term loans	**0**	**0**	**0**	**8,000.00**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**40,000.00**	**0**	**0**	**0**	**0**	**0**	**48,000.00**
Loans to a related party																										
Due to/from owner - non-interest balance - Tino Go	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(63.42)	0	(191.37)	9.45	0	9.45	0	11.38	(254.79)	30.28
Total Loans to a related party	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(63.42)**	**0**	**(191.37)**	**9.45**	**0**	**9.45**	**0**	**11.38**	**(254.79)**	**30.28**
Other liabilities																										
Clearing account - equity	0	0	0	0	0	0	(30,000.00)	30,000.00	0	0	0	0	0	0	0	0	0	0	0	0	(10,000.00)	10,000.00	0	0	(40,000.00)	40,000.00
Platform payable - Bill.com	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(134.51)	0	(134.51)	0
Total Other liabilities	**0**	**0**	**0**	**0**	**0**	**0**	**(30,000.00)**	**30,000.00**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(10,000.00)**	**10,000.00**	**(134.51)**	**0**	**(40,134.51)**	**40,000.00**
Other income																										
Dividend income	0	0	0	0	0	0	0	2.00	0	8.83	0	9.77	0	4.41	0	0	0	0	0	6.26	0	46.72	0	0	0	77.99
Interest income	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4.17	0	16.45	0	0	0	0	0	0	0	20.62
Total Other income	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2.00**	**0**	**8.83**	**0**	**9.77**	**0**	**4.41**	**0**	**4.17**	**0**	**16.45**	**0**	**6.26**	**0**	**46.72**	**0**	**0**	**0**	**98.61**
Interest & financing payments																										
Bank charges & fees	0	0	0	0	0	1,491.94	0	0	0	0	(0.63)	0.63	(102.00)	0	(15.00)	0	(15.00)	0	(15.00)	0	0	0	(0.24)	0.24	(147.87)	1,492.81
Total Interest & financing payments	**0**	**0**	**0**	**0**	**0**	**1,491.94**	**0**	**0**	**0**	**0**	**(0.63)**	**0.63**	**(102.00)**	**0**	**(15.00)**	**0**	**(15.00)**	**0**	**(15.00)**	**0**	**0**	**0**	**(0.24)**	**0.24**	**(147.87)**	**1,492.81**
Total Financing activities	**0**	**0**	**0**	**8,000.00**	**0**	**1,491.94**	**(31,500.00)**	**60,002.00**	**0**	**8.83**	**(0.63)**	**10.40**	**(102.00)**	**25,004.41**	**(15.00)**	**4.17**	**(78.42)**	**16.45**	**(206.37)**	**40,015.71**	**(12,000.00)**	**20,056.17**	**(134.75)**	**11.62**	**(44,037.17)**	**154,621.70**
Total Net financing activities	**0**	**0**	**0**	**8,000.00**	**0**	**1,491.94**	**0**	**28,502.00**	**0**	**8.83**	**0**	**9.77**	**0**	**24,902.41**	**(10.83)**	**0**	**(61.97)**	**0**	**0**	**39,809.34**	**0**	**8,056.17**	**(123.13)**	**0**	**0**	**110,584.53**
Net uncategorized transactions																										
Uncategorized transactions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Net uncategorized transactions	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total Net cash flow	**(2,043.48)**	**0**	**0**	**1,416.12**	**(762.80)**	**0**	**0**	**34,734.49**	**(445.07)**	**0**	**(34,804.05)**	**0**	**0**	**8,398.88**	**(3,760.26)**	**0**	**(1,777.49)**	**0**	**0**	**28,079.35**	**0**	**17,411.94**	**(35,409.45)**	**0**	**0**	**11,038.18**

Cash reconciliation

	Jan 1, 2024	Dec 31, 2024
Net change in cash-on-hand		

Cash-on-hand		
Banks		
Checking - Brex - Primary business account 3815	$ 0	$ 5,097.09
Checking - Chase - BUS COMPLETE CHK 3190	$ 0	$ 5,048.59
Checking - First Republic - Corporate Online - BARU INC. 3190	$ 255.76	$ 0
Checking - Mercury - Mercury Checking 4515	$ 0	$ 210.87
Money in transit	$ 0	$ 0
Savings - Mercury - Mercury Savings 3229	$ 0	$ 3,000.00
Total Banks	**$ 255.76**	**$ 13,356.55**
Credit Cards		
Credit card - Brex - Brex Card Account	$ 2,022.62	$ (39.99)
Total Credit Cards	**$ 2,022.62**	**$ (39.99)**
Total Cash-on-hand	**$ 2,278.38**	**$ 13,316.56**
Total Net change in cash-on-hand	**$ 0**	**$ 11,038.18**

Exported at: March 26th, 2025

Finaloop

Cash Flow Report - Baru

From: January 1st, 2023 to December 31st, 2023

	January 2023		February 2023		March 2023		April 2023		May 2023		June 2023	
	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow
Net cash flow												
Net operating activities												
Operating activities												
Sales receipts												
Sales - Shopify - dimensionally-yours	0	0	0	3,169.00	0	1,320.00	0	0	0	2,660.00	0	0
Total Sales receipts	**0**	**0**	**0**	**3,169.00**	**0**	**1,320.00**	**0**	**0**	**0**	**2,660.00**	**0**	**0**
Refunds & returns payments												
Refunds & returns - Shopify - dimensionally-yours	(2,660.00)	0	(1,565.00)	0	(1,320.00)	0	0	0	0	0	(2,660.00)	0
Total Refunds & returns payments	**(2,660.00)**	**0**	**(1,565.00)**	**0**	**(1,320.00)**	**0**	**0**	**0**	**0**	**0**	**(2,660.00)**	**0**
Inventory												
Inventory purchases, net	(407.28)	0	(763.87)	0	(3,258.94)	0	(65.51)	0	(150.00)	0	(389.25)	0
Total Inventory	**(407.28)**	**0**	**(763.87)**	**0**	**(3,258.94)**	**0**	**(65.51)**	**0**	**(150.00)**	**0**	**(389.25)**	**0**
Shipping & fulfillment payments												
Shipping & freight-out	(32.61)	0	(38.55)	0	(14.30)	0	(14.19)	0	(52.64)	0	(19.49)	0
Total Shipping & fulfillment payments	**(32.61)**	**0**	**(38.55)**	**0**	**(14.30)**	**0**	**(14.19)**	**0**	**(52.64)**	**0**	**(19.49)**	**0**
Merchant fees payments												
Fees - Shop Pay - dimensionally-yours	0	0	(100.08)	0	(38.88)	0	0	0	(77.44)	0	0	0
Total Merchant fees payments	**0**	**0**	**(100.08)**	**0**	**(38.88)**	**0**	**0**	**0**	**(77.44)**	**0**	**0**	**0**
General & administrative (G&A) payments												
Business development	0	0	0	0	0	0	0	0	(650.00)	0	0	0
Car & truck	(160.76)	0	(213.71)	0	(137.00)	0	(60.00)	0	(158.42)	0.46	(277.35)	14.63
Company events	0	0	0	0	0	0	0	0	0	0	0	0
Contractors	(1,250.00)	0	(2,450.00)	0	0	0	(350.00)	0	(3,800.00)	0	0	0
Entertainment	0	0	0	0	0	0	(63.86)	0	0	0	(46.93)	0
Financial services	(186.40)	0	(145.00)	0	(145.00)	0	(741.31)	0	(568.21)	72.00	(897.56)	0
Insurance	(1,107.45)	0	(93.33)	0	(873.08)	0	(710.23)	0	(91.33)	0	(851.50)	0
Legal & professional services	(399.00)	0	(399.00)	0	0	0	(399.00)	0	(399.00)	0	(399.00)	0
Legal services	(1,000.00)	0	0	500.00	(250.00)	0	0	0	(125.00)	0	(125.00)	0
License fees, registrations & other taxes	(222.69)	0	(1.99)	0	0	0	0	0	0	0	0	0
Meals	(506.86)	0	(50.30)	0	(59.88)	0.37	(36.43)	0	(22.26)	0	(126.40)	0
Miscellaneous expenses	0	0	0	0	0	0	0	0	0	0	0	0
Office supplies	(75.87)	0	(0.21)	0	0	0	(55.90)	0	0	0	(94.92)	0
Other operations expenses	0	0	(450.00)	0	0	0	(25.00)	0	0	0	0	0
Reimbursements to contractors	0	0	0	0	0	0	0	0	(1,000.00)	0	0	0
Rent & lease	(475.00)	0	(350.00)	0	(371.45)	0	(362.93)	0	(379.90)	26.27	(414.00)	0
Service fees - Bill.com	0	0	0	0	0	0	(22.29)	0	(16.45)	0	(28.81)	0
Service fees - other	0	0	0	0	0	0	(30.00)	0	0	0	0	0
Software & subscriptions	(818.33)	0	(721.27)	0	(572.71)	0	(633.11)	0	(767.16)	49.00	(3,281.72)	224.99
Training & education	(600.00)	0	0	0	0	0	(300.00)	0	(200.00)	0	0	0
Travel	(1,791.50)	75.95	(2,204.53)	0	(1,346.24)	0	(1,013.41)	0	(209.23)	0	(300.09)	0
Utilities	(135.26)	0	(135.37)	0	(135.37)	0	(165.74)	0	(125.13)	0	(125.13)	0
Warehouse	0	0	0	0	0	0	0	0	(101.63)	0	(38.00)	0
Total General & administrative (G&A) payments	**(8,729.12)**	**75.95**	**(7,214.71)**	**500.00**	**(3,890.73)**	**0.37**	**(4,969.21)**	**0**	**(8,613.72)**	**147.73**	**(7,006.41)**	**239.62**
Advertising & marketing												
Variable advertising & marketing payments												
Paid online ads												
Paid online ads - Google Advertising	(2.13)	0	0	0	(2.13)	0	0	0	0	0	(2.13)	0
Paid online ads - LinkedIn	(74.54)	0	0	0	0	0	0	0	0	0	0	0
Total Paid online ads	**(76.67)**	**0**	**0**	**0**	**(2.13)**	**0**	**0**	**0**	**0**	**0**	**(2.13)**	**0**
Total Variable advertising & marketing payments	**(76.67)**	**0**	**0**	**0**	**(2.13)**	**0**	**0**	**0**	**0**	**0**	**(2.13)**	**0**
Fixed marketing payments												
Marketing - software & subscriptions	0	0	0	0	0	0	0	0	(59.34)	0	0	0
Marketing expenses	(1,714.49)	0	(526.29)	0	(559.76)	0	(53.59)	0	0	699.86	0	0
Trade shows & events	(209.02)	0	0	0	0	0	0	0	0	0	0	0
Web design & development	(49.00)	0	(20.00)	0	(21.60)	0	(192.98)	0	(21.60)	0	(21.60)	0
Total Fixed marketing payments	**(1,972.51)**	**0**	**(546.29)**	**0**	**(581.36)**	**0**	**(246.57)**	**0**	**(80.94)**	**699.86**	**(21.60)**	**0**
Total Advertising & marketing	**(2,049.18)**	**0**	**(546.29)**	**0**	**(583.49)**	**0**	**(246.57)**	**0**	**(80.94)**	**699.86**	**(23.73)**	**0**
Taxes												
Sales tax liability	0	0	(91.85)	261.41	0	0	0	0	0	0	0	0
Total Taxes	**0**	**0**	**(91.85)**	**261.41**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Other receipts												
Other income	0	67.05	0	0	0	0	0	0	0	0	0	250.00
Total Other receipts	**0**	**67.05**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**250.00**
Exclude: Undeposited funds (UDF)												
Undeposited funds - Shop Pay - dimensionally-yours	0	1,852.91	0	0	0	0	0	0	0	0	0	0
Total Exclude: Undeposited funds (UDF)	**0**	**1,852.91**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total Operating activities	**(13,878.19)**	**1,995.91**	**(10,320.35)**	**3,930.41**	**(9,106.34)**	**1,320.37**	**(5,295.48)**	**0**	**(8,974.74)**	**3,507.59**	**(10,098.88)**	**489.62**
Total Net operating activities	**(11,882.28)**	**0**	**(6,389.94)**	**0**	**(7,785.97)**	**0**	**(5,295.48)**	**0**	**(5,467.15)**	**0**	**(9,609.26)**	**0**
Net investing activities												
Investing activities	0	0	0	0	0	0	0	0	0	0	0	0
Total Net investing activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net financing activities												
Financing activities												
Capital												
SAFE - David Rodems	0	0	0	0	0	0	0	0	0	0	0	0
SAFE - Scott Kallick	0	0	0	0	0	5,000.00	0	5,000.00	0	5,000.00	0	5,000.00
SAFE - Sitrova Innovation	0	0	0	0	0	0	0	0	0	6,000.00	0	0
SAFE - Srinath Murthy	0	0	0	0	0	0	0	0	0	0	0	0
SAFE - The Murthy Family Trust	0	0	0	0	0	0	0	0	0	0	0	0
Total Capital	**0**	**0**	**0**	**0**	**0**	**5,000.00**	**0**	**5,000.00**	**0**	**11,000.00**	**0**	**5,000.00**
Loans												
Loan payable - Soo Lee Davis	0	0	0	0	0	0	0	0	0	0	0	0
Total Loans	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Long-term loans												
Long-term loan payable - Jakaitis Consulting, LLC	(2,175.00)	0	0	0	0	0	0	0	0	0	0	0
Total Long-term loans	**(2,175.00)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Loans from related parties												
Related party loan payable - Augustine Go (Vendor)	0	20,000.00	0	0	0	0	0	0	0	0	0	0
Total Loans from related parties	**0**	**20,000.00**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Loans to a related party												
Due-to-from owner - Tino Go	0	0	0	0	0	0	0	0	0	0	0	0
Total Loans to a related party	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Other liabilities												
Platform payable - Bill.com	(382.00)	0	0	382.00	0	0	0	0	0	0	0	0
Total Other liabilities	**(382.00)**	**0**	**0**	**382.00**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Interest & financing payments												
Bank charges & fees	0	0	0	0	0	0	(57.14)	28.57	(29.72)	0	(29.82)	0
Interest & financing expenses	(93.00)	0	0	0	0	0	0	0	0	0	0	0
Total Interest & financing payments	**(93.00)**	**0**	**0**	**0**	**0**	**0**	**(57.14)**	**28.57**	**(29.72)**	**0**	**(29.82)**	**0**
Total Financing activities	**(2,650.00)**	**20,000.00**	**0**	**382.00**	**0**	**5,000.00**	**(57.14)**	**5,028.57**	**(29.72)**	**11,000.00**	**(29.82)**	**5,000.00**
Total Net financing activities	**0**	**17,350.00**	**0**	**382.00**	**0**	**5,000.00**	**0**	**4,971.43**	**0**	**10,970.28**	**0**	**4,970.18**
Net uncategorized transactions												
Uncategorized transactions	0	0	0	0	0	0	0	0	0	0	0	0
Total Net uncategorized transactions	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total Net cash flow	**0**	**5,467.72**	**(6,007.94)**	**0**	**(2,785.97)**	**0**	**(324.05)**	**0**	**0**	**5,503.13**	**(4,639.08)**	**0**

	July 2023		August 2023		September 2023		October 2023		November 2023		December 2023		Total: January 2023 - December 2023	
	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow	Cash outflow	Cash inflow
Net cash flow														
Net operating activities														
Operating activities														
Sales receipts														
Sales - Shopify - dimensionally-yours	0	0	0	0	0	0	0	0	0	0	0	0	0	7,149.00
Total Sales receipts	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**7,149.00**
Refunds & returns payments														
Refunds & returns - Shopify - dimensionally-yours	0	0	0	0	0	0	0	0	0	0	0	0	(8,205.00)	0
Total Refunds & returns payments	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(8,205.00)**	**0**
Inventory														
Inventory purchases, net	(300.00)	0	(158.95)	0	0	79.47	(292.60)	0	0	0	0	0	(5,706.93)	0
Total Inventory	**(300.00)**	**0**	**(158.95)**	**0**	**0**	**79.47**	**(292.60)**	**0**	**0**	**0**	**0**	**0**	**(5,706.93)**	**0**
Shipping & fulfillment payments														
Shipping & freight-out	(14.84)	0	(11.44)	0	(13.81)	0	(28.76)	0	(15.67)	0	(14.68)	0	(270.98)	0
Total Shipping & fulfillment payments	**(14.84)**	**0**	**(11.44)**	**0**	**(13.81)**	**0**	**(28.76)**	**0**	**(15.67)**	**0**	**(14.68)**	**0**	**(270.98)**	**0**
Merchant fees payments														
Fees - Shop Pay - dimensionally-yours	0	0	0	0	0	0	0	0	0	0	0	0	(216.40)	0
Total Merchant fees payments	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(216.40)**	**0**
General & administrative (G&A) payments														
Business development	0	0	0	0	0	0	(25.00)	0	(25.00)	0	0	0	(700.00)	0
Car & truck	(1.55)	0.48	(151.47)	0.29	(125.45)	0	(235.94)	0	(94.01)	0	(85.66)	0	(1,701.32)	15.86
Company events	0	0	(150.00)	0	0	0	0	0	0	0	0	0	(150.00)	0
Contractors	0	0	(2,950.00)	0	0	0	(3,400.00)	0	(1,100.00)	600.00	0	0	(15,300.00)	600.00
Entertainment	(45.53)	0	(5.36)	0	(53.02)	0	(60.00)	0	0	0	(28.52)	0	(303.22)	0
Financial services	(145.00)	500.00	0	0	(192.68)	0	(203.57)	0	(957.75)	0	(170.27)	0	(4,352.75)	572.00
Insurance	(536.25)	0	(140.08)	0	0	0	(1,425.25)	0	(160.05)	71.75	0	0	(5,988.55)	71.75
Legal & professional services	(399.00)	0	0	0	0	0	0	0	(399.00)	0	(399.00)	0	(3,192.00)	0
Legal services	0	0	0	0	0	0	(480.00)	0	0	0	0	0	(1,980.00)	500.00
License fees, registrations & other taxes	0	0	0	0	0	0	0	0	0	0	0	0	(224.68)	0
Meals	0	0	(77.19)	0	(115.54)	0	(179.58)	0	(34.57)	0	(53.29)	0	(1,262.30)	0.37
Miscellaneous expenses	0	0	0	0	0	0	(128.62)	0.35	0	0	0	0	(128.62)	0.35
Office supplies	(2.08)	0	(403.32)	0	(25.70)	0	(221.54)	0	0	0	0	0	(879.54)	0
Other operations expenses	0	0	0	0	0	0	(67.50)	0	0	0	0	0	(542.50)	0
Reimbursements to contractors	0	0	0	0	0	0	0	0	(4,615.44)	0	0	0	(5,615.44)	0
Rent & lease	(3.79)	550.00	(272.33)	0	(200.00)	0	(220.00)	0	(300.00)	0	(129.38)	0	(3,478.78)	576.27
Service fees - Bill.com	0	0	0	0	0	0	0	0	(20.40)	0	0	0	(87.95)	0
Service fees - other	0	0	0	0	0	0	0	0	0	0	0	0	(30.00)	0
Software & subscriptions	(733.94)	0	(2,668.95)	0	(820.09)	19.44	(462.58)	0	(4,158.74)	0	(700.06)	19.95	(16,338.66)	313.38
Training & education	(2,684.00)	0	(1,834.00)	0	(2.65)	0	(1,834.00)	0	0	0	0	0	(7,454.65)	0
Travel	(29.80)	0	(17.00)	0	(461.05)	0	(199.88)	0	(6,781.71)	3,138.65	(8.71)	0	(14,363.15)	3,214.60
Utilities	(125.13)	0	(135.11)	0	(135.13)	0	(135.20)	0	(156.46)	0	(147.66)	0	(1,656.69)	0
Warehouse	(60.00)	0	0	0	0	0	0	0	0	0	0	0	(199.63)	0
Total General & administrative (G&A) payments	**(4,766.07)**	**1,050.48**	**(8,804.81)**	**0.29**	**(2,131.31)**	**19.44**	**(9,278.66)**	**0.35**	**(18,803.13)**	**3,810.40**	**(1,722.55)**	**19.95**	**(85,930.43)**	**5,864.58**
Advertising & marketing														
Variable advertising & marketing payments														
Paid online ads														
Paid online ads - Google Advertising	(2.13)	0	(23.42)	0	(2.13)	0	(2.13)	0	(2.13)	0	(2.13)	0	(40.46)	0
Paid online ads - LinkedIn	0	0	0	0	0	0	0	0	0	0	0	0	(74.54)	0
Total Paid online ads	**(2.13)**	**0**	**(23.42)**	**0**	**(2.13)**	**0**	**(2.13)**	**0**	**(2.13)**	**0**	**(2.13)**	**0**	**(115.00)**	**0**
Total Variable advertising & marketing payments	**(2.13)**	**0**	**(23.42)**	**0**	**(2.13)**	**0**	**(2.13)**	**0**	**(2.13)**	**0**	**(2.13)**	**0**	**(115.00)**	**0**
Fixed marketing payments														
Marketing - software & subscriptions	0	0	(29.00)	0	0	0	(20.00)	0	(148.33)	0	(103.33)	0	(360.00)	0
Marketing expenses	0	0	0	0	0	0	(427.08)	0	(376.79)	376.79	0	0	(3,658.00)	1,076.65
Trade shows & events	0	0	(119.12)	0	0	0	0	0	0	0	0	0	(328.14)	0
Web design & development	(21.60)	0	(11.88)	0	(30.60)	0	(31.32)	0	(31.32)	0	(111.64)	0	(565.14)	0
Total Fixed marketing payments	**(21.60)**	**0**	**(160.00)**	**0**	**(30.60)**	**0**	**(478.40)**	**0**	**(556.44)**	**376.79**	**(214.97)**	**0**	**(4,911.28)**	**1,076.65**
Total Advertising & marketing	**(23.73)**	**0**	**(183.42)**	**0**	**(32.73)**	**0**	**(480.53)**	**0**	**(558.57)**	**376.79**	**(217.10)**	**0**	**(5,026.28)**	**1,076.65**
Taxes														
Sales tax liability	(340.00)	0	0	0	0	0	0	0	0	0	0	0	(431.85)	261.41
Total Taxes	**(340.00)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(431.85)**	**261.41**
Other receipts														
Other income	0	0	0	0	0	0	0	0	0	0	0	0	0	317.05
Total Other receipts	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**317.05**
Exclude: Undeposited funds (UDF)														
Undeposited funds - Shop Pay - dimensionally-yours	0	0	0	0	0	0	0	0	0	0	0	0	0	1,852.91
Total Exclude: Undeposited funds (UDF)	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,852.91**
Total Operating activities	**(5,444.64)**	**1,050.48**	**(9,158.62)**	**0.29**	**(2,177.85)**	**98.91**	**(10,080.55)**	**0.35**	**(19,377.37)**	**4,187.19**	**(1,954.33)**	**19.95**	**(105,787.87)**	**16,521.60**
Total Net operating activities	**(4,394.16)**	**0**	**(9,158.33)**	**0**	**(2,078.94)**	**0**	**(10,080.20)**	**0**	**(15,190.18)**	**0**	**(1,934.38)**	**0**	**(89,266.27)**	**0**
Net investing activities														
Investing activities	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Net investing activities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Net financing activities														
Financing activities														
Capital														
SAFE - David Rodems	0	0	0	0	0	0	0	0	0	15,000.00	0	0	0	15,000.00
SAFE - Scott Kallick	0	5,000.00	0	0	0	0	0	0	0	0	0	0	0	25,000.00
SAFE - Sitrova Innovation	0	0	0	0	0	0	0	0	0	5,000.00	0	0	0	11,000.00
SAFE - Srinath Murthy	0	0	0	10,000.00	0	0	0	0	0	0	0	0	0	10,000.00
SAFE - The Murthy Family Trust	0	0	0	0	0	0	0	10,000.00	0	0	0	0	0	10,000.00
Total Capital	**0**	**5,000.00**	**0**	**10,000.00**	**0**	**0**	**0**	**10,000.00**	**0**	**20,000.00**	**0**	**0**	**0**	**71,000.00**
Loans														
Loan payable - Soo Lee Davis	0	0	0	0	0	0	0	0	(897.47)	0	(442.97)	0	(1,340.44)	0
Total Loans	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(897.47)**	**0**	**(442.97)**	**0**	**(1,340.44)**	**0**
Long-term loans														
Long-term loan payable - Jakaitis Consulting, LLC	0	0	0	0	0	0	0	0	0	0	0	0	(2,175.00)	0
Total Long-term loans	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(2,175.00)**	**0**
Loans from related parties														
Related party loan payable - Augustine Go (Vendor)	0	0	0	0	0	0	0	0	0	0	0	0	0	20,000.00
Total Loans from related parties	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**20,000.00**
Loans to a related party														
Due-to-from owner - Tino Go	0	0	0	0	0	0.32	0	0.54	0	0.25	0	0	0	1.11
Total Loans to a related party	**0**	**0**	**0**	**0**	**0**	**0.32**	**0**	**0.54**	**0**	**0.25**	**0**	**0**	**0**	**1.11**
Other liabilities														
Platform payable - Bill.com	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Other liabilities	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Interest & financing payments														
Bank charges & fees	(27.84)	0	0	0	0	0	0	0	0	0	0	0	(144.52)	28.57
Interest & financing expenses	0	0	0	0	0	0	0	0	(102.53)	0	(57.03)	0	(252.56)	0
Total Interest & financing payments	**(27.84)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(102.53)**	**0**	**(57.03)**	**0**	**(397.08)**	**28.57**
Total Financing activities	**(27.84)**	**5,000.00**	**0**	**10,000.00**	**0**	**0.32**	**0**	**10,000.54**	**(1,000.00)**	**20,000.25**	**(500.00)**	**0**	**(3,912.52)**	**91,029.68**
Total Net financing activities	**0**	**4,972.16**	**0**	**10,000.00**	**0**	**0.32**	**0**	**10,000.54**	**0**	**19,000.25**	**(500.00)**	**0**	**0**	**87,117.16**
Net uncategorized transactions														
Uncategorized transactions	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Net uncategorized transactions	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Total Net cash flow	**0**	**578.00**	**0**	**841.67**	**(2,078.62)**	**0**	**(79.66)**	**0**	**0**	**3,810.07**	**(2,434.38)**	**0**	**(2,149.11)**	**0**

Cash reconciliation

	Jan 1, 2023	Dec 31, 2023
Net change in cash-on-hand		
Cash-on-hand		
Banks		
Checking - First Republic - Corporate Online - BARU INC. 3190	149.54	255.76
Money in transit	0	0
Total Banks	**149.54**	**255.76**
Credit Cards		
Credit card - Brex - Brex Card Account	4,277.95	2,022.62
Total Credit Cards	**4,277.95**	**2,022.62**
Total Cash-on-hand	**4,427.49**	**2,278.38**
Total Net change in cash-on-hand	**(2,149.11)**	**0**

Exported at: June 29th, 2024

Baru Inc.
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Capital Contributions (SAFE & others)	511,023.84	471,023.84
Additional Paid-in Capital	30,000.00	—
Retained Earnings	(588,838.95)	(498,800.04)
Net Income (Loss)	(131,623.91)	(90,038.91)
Total Equity	**(209,439.02)**	**(117,815.11)**

Baru Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Baru Inc. (the “Company”) is a corporation organized on April 12, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.